Filed by TOYO Co., Ltd

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Blue World Acquisition Corporation

Commission File No.: 001-41256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 29, 2024

BLUE WORLD ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41256	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

244 Fifth Avenue, Suite B-88

New York, NY 10001

(Address of principal executive offices)

(646) 998-9582

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant, each whole warrant to acquire one Class A Ordinary Share, and one Right to acquire one-tenth of one Class A Ordinary Share	BWAQU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	BWAQ	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	BWAQW	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one Class A Ordinary Share	BWAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to the Merger Agreement

On February 29, 2024, Blue World Acquisition Corporation (“BWAQ”) entered into an Amendment No. 3 (the “Amendment to the Merger Agreement”) to the Agreement and Plan of Merger, dated as of August 10, 2023, as amended on December 6, 2023 and February 6, 2024 (as the same may be amended, restated or supplemented, the “Merger Agreement”) with TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company, (“TOYO Solar”, together with PubCo, Merger Sub and SinCo, the “Group Companies”, or each individually, a “Group Company”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), WA Global Corporation, a Cayman Islands exempted company (“WAG”), Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), and BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo”).

The Amendment to the Merger Agreement was entered into to reflect the restructuring of PubCo. Fuji Solar, as the sole shareholder of PubCo, transferred all of the ordinary shares of PubCo (“PubCo Ordinary Shares”) held by Fuji Solar to WAG and Belta, and Belta then further transferred a certain number of PubCo Ordinary Shares to BestToYo, each at a transfer price of US$0.0001 per share (collectively, the “PubCo Shareholder Transfer”), as a result of which WAG holds 6,200 PubCo Ordinary Shares, Belta holds 2,450 PubCo Ordinary Shares, and BestToYo holds 1,350 PubCo Ordinary Shares, respectively, immediately following the PubCo Shareholder Transfer.

Each of WAG, Belta and BestToYo is a newly incorporated holding company wholly owned and controlled by the beneficial owners of Fuji Solar. The beneficial owners of Fuji Solar established WAG, Belta and BestToYo to reflect their indirect beneficial ownerships in PubCo through the equity interests of these three separate entities in PubCo. As of result of the PubCo Shareholder Transfer, WAG, Belta and BestToYo became the only three shareholders of PubCo. Immediately prior to the Merger Closing (as defined in the Merger Agreement) and consistent with the Merger Agreement, WAG, Belta and BestToYo will collectively hold 41,000,000 PubCo Ordinary Shares, with WAG holding 25,420,000 PubCo Ordinary Shares, Belta holding 10,045,000 PubCo Ordinary Shares and BestToYo holding 5,535,000 PubCo Ordinary Shares, respectively (such transactions, the “PubCo Pre-Closing Restructuring”). The parties to the Amendment to the Merger Agreement also entered into a Joinder Agreement (the “Joinder Agreement”) in connection with the PubCo Pre-Closing Restructuring.

Pursuant to the Amendment to the Merger Agreement, (a) the Group Companies, VSUN, Fuji Solar, WAG, Belta and BestToYo shall consummate a series of transactions involving the Group Companies, including (A) PubCo acquiring one hundred percent (100%) of the issued and paid-up share capital of SinCo from Fuji Solar at an aggregate consideration of SGD1.00 (such transaction, the “Share Exchange”), and (B) SinCo acquiring one hundred percent (100%) of the issued and outstanding shares of capital stock of TOYO Solar from VSUN at an aggregate consideration of no less than US$50,000,000 (the “SinCo Acquisition,” and together with the Share Exchange, the “Pre-Merger Reorganization”), as a result of which (i) SinCo shall become a wholly-owned subsidiary of PubCo, (ii) TOYO Solar shall become a wholly-owned subsidiary of SinCo; and (iii) WAG, Belta and BestToYo (collectively, the “Sellers”) shall become the only shareholders of PubCo, and (b) following the consummation of the Pre-Merger Reorganization, BWAQ shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”), as a result of which, among other things, all of the issued and outstanding securities of BWAQ immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws. The Merger, the Pre-Merger Reorganization and each of the other transactions contemplated by the Merger Agreement or any of the other relevant transactional documents are collectively referred to as “Transactions.” The Amendment to the Merger Agreement and the Pre-Closing Restructuring will have no substantive effect on the Merger, the Plan of Merger or the Merger Closing.

As a result of the Amendment to the Merger Agreement and the Joinder Agreement, each of WAG, Belta and BestToYo became a Shareholder (as defined in the Merger Agreement) and a Seller, and is subject to representations, warranties and covenants under the Merger Agreement that are substantially equivalent to those made by Fuji Solar under the Merger Agreement prior to the Amendment to the Merger Agreement. There are no changes to the conditions to consummate the Transactions as a result of the Amendment to the Merger Agreement.

Earnout Escrow

Pursuant to the Amendment to the Merger Agreement, at or prior to the closing of the Merger (the “Merger Closing”), an aggregate of 13,000,000 PubCo Ordinary Shares held by the Sellers (the “Earnout Shares”), consisting of 8,060,000 PubCo Ordinary Shares held by WAG, 3,185,000 PubCo Ordinary Shares held by Belta and 1,755,000 PubCo Ordinary Shares held by BestToYo, respectively, will be deposited with an escrow agent in a segregated escrow account (the “Earnout Escrow Account”) pursuant to an escrow agreement effective upon the Merger Closing and will be released from the Earnout Escrow Account and delivered to the Sellers as following:

(a)	Following the Merger, if the net profit of PubCo for the fiscal year ending December 31, 2024 as shown on the audited financial statements of PubCo for the fiscal year ending December 31, 2024 (such net profit, the “2024 Audited Net Profit”) is no less than US$41,000,000, the Earnout Shares shall immediately become vested in full and be released from the Earnout Escrow Account to the Sellers, pro rata; and

(b)	If the 2024 Audited Net Profit is less than US$41,000,000, then (X) the portion of the Earnout Shares in number equal to (i) the quotient of (a) the 2024 Audited Net Profit divided by (b) US$41,000,000, multiplied by (ii) 13,000,000 PubCo Ordinary Shares, rounded up to the nearest whole number, shall become immediately vested and be released from the Earnout Escrow Account to the Sellers, pro rata, and (Y) the remaining portion of the Earnout Shares shall be surrendered or otherwise delivered by the Sellers to PubCo, pro rata, for no consideration or nominal consideration and cancelled by PubCo.

A copy of the Amendment to the Merger Agreement is attached to this Current Report on Form 8-K (this “Report”) as Exhibit 2.1 and is incorporated herein by reference. A copy of the Joinder Agreement is attached to this Report as Exhibit 2.2 and is incorporated herein by reference. The foregoing description of the Amendment to the Merger Agreement and the Joinder Agreement does not purport to be complete and is qualified in its entirety by the respective terms and conditions of the Amendment to the Merger Agreement and the Joinder Agreement.

Related Agreements

In connection with the Amendment to the Merger Agreement and PubCo Pre-Closing Restructuring, the parties amended other agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”). This section describes the material amendments to the Related Agreements, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Related Agreements in their entirety.

Amended and Restated Shareholder Lock-up and Support Agreement

In connection with the Amendment to the Merger Agreement and the PubCo Pre-Closing Restructuring, on February 29, 2024, BWAQ, PubCo, Fuji Solar, WAG, Belta and BestToYo entered into an amended and restated Shareholder Lock-up and Support Agreement (the “A&R Shareholder Lock-up and Support Agreement”) to amend and restate the Shareholder Lock-up and Support Agreement by and among SPAC, PubCo and Fuji Solar dated August 10, 2023, as further amended on December 6, 2023. Pursuant to A&R Shareholder Lock-up and Support Agreement, each of WAG, Belta and BestToYo has agreed not to, except as set for therein, among other things, transfer any of the Subject Shares (as defined in the A&R Shareholder Lock-Up and Support Agreement) (such shares, the “Sellers Subject Shares”) or grant any proxies or enter into any voting arrangements with respect to the Sellers Subject Shares.

Further, each of WAG, Belta and BestToYo has irrevocably agreed not to transfer any Shareholder Lock-Up Securities (as defined in the A&R Shareholder Lock-Up and Support Agreement) or engage in any short sales with respect to any securities of PubCo during the Shareholder Lock-Up Period (as defined in the A&R Shareholder Lock-Up and Support Agreement).

A copy of the A&R Shareholder Lock-Up and Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the A&R Shareholder Lock-Up and Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the A&R Shareholder Lock-Up and Support Agreement.

2

Revisions to the Form of Sponsor Lock-Up Agreement

In connection with the Amendment to the Merger Agreement, Blue World Holdings Limited, the sponsor of BWAQ (“Sponsor”) and PubCo agreed to revise the form of the Sponsor Lock-Up Agreement attached as Exhibit C to the Merger Agreement (the “Sponsor Lock-Up Agreement”) to reflect the addition of the parties, WAG, Belta and BestToYo, to the Merger Agreement.

A copy of the amended form of Sponsor Lock-Up Agreement is filed with this Report as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the amended form of the Sponsor Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the amended form of the Sponsor Lock-Up Agreement.

Revisions to the Form of Registration Rights Agreement

In connection with the Amendment to the Merger Agreement, the parties to the Merger Agreement also agreed to revise the form of the Registration Rights Agreement attached as Exhibit D to the Merger Agreement (the “Registration Rights Agreement”) to reflect the Amendment to the Merger Agreement and the PubCo Pre-Closing Restructuring.

A copy of the amended form of the Registration Rights Agreement is attached to this Report as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the amended form of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the amended form of the Registration Rights Agreement.

Revisions to the Form of Warrant Assumption Agreement

In connection with the Amendment to the Merger Agreement, the parties to the Merger Agreement also agreed to revise certain terms of the form of the Warrant Assumption Agreement to reflect the Amendment to the Merger Agreement.

A copy of the amended form of Assignment, Assumption and Amended & Restated Warrant Agreement (“Warrant Assumption Agreement”) is filed with this Report as Exhibit 10.4 and is incorporated herein by reference. The foregoing description of the amended form of Warrant Assumption Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the amended form of Warrant Assumption Agreement.

Forward-Looking Statements

This Report includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding the advantages and expected growth of the combined company, the cash position of the combined company following the closing, the ability of TOYO Solar and BWAQ to consummate the proposed Transactions and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in BWAQ’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2023 (the “Form 10-K”), BWAQ’s final prospectus dated January 31, 2023 filed with the SEC (the “Final Prospectus”) related to IPO, and in other documents filed by BWAQ with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: TOYO Solar’s or the combined company’s limited operating history; the ability of TOYO Solar or the combined company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of TOYO Solar or the combined company; the inability to complete the proposed Transactions; the inability to recognize the anticipated benefits of the proposed Transactions, which may be affected by, among other things, the amount of cash available following any redemptions by BWAQ shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed Transactions; costs related to the proposed Transactions; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and the proxy statement to be filed relating to the Transactions. Other factors include the possibility that the proposed Transactions do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

TOYO Solar, PubCo and BWAQ each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of TOYO Solar, PubCo or BWAQ with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

3

Additional Information about the Transaction and Where to Find It

In connection with the proposed Transactions, PubCo intends to file with the SEC a registration statement on Form F-4, which will include a preliminary proxy statement containing information about the proposed Transactions and the respective businesses of TOYO Solar and BWAQ, as well as the prospectus relating to the offer of the PubCo securities to be issued to in connection with the completion of the proposed Transactions. After the registration statement is declared effective, BWAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transactions.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of BWAQ will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PubCo, TOYO Solar, BWAQ and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from BWAQ’s shareholders with respect to the proposed Transactions. Information regarding BWAQ’s directors and executive officers is available in BWAQ’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Amendment No. 3 to the Merger Agreement dated February 29, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company, Fuji Solar Co., Ltd., Belta Technology Company Limited, WA Global Corporation and BestToYo Technology Company Limited.
2.2	Joinder Agreement dated February 29, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company, Fuji Solar Co., Ltd., Belta Technology Company Limited, WA Global Corporation and BestToYo Technology Company Limited.
10.1	Amendment to the Shareholder Lock-up and Support Agreement dated February 29, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, and Fuji Solar Co., Ltd.
10.2	Form of Sponsor Lock-Up Agreement
10.3	Form of Registration Rights Agreement.
10.4	Form of Assignment, Assumption and Amended & Restated Warrant Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Blue World Acquisition Corporation

	By:	/s/ Liang Shi
	Name:	Liang Shi
	Title:	Chief Executive Officer

Date: March 4, 2024

5

Exhibit 2.1

Execution Version

AMENDMENT NO. 3 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 3 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), is made and entered into as of February 29, 2024, by and among, Blue World Acquisition Corporation, a Cayman Islands exempted company (“SPAC”), TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company (the “Company”, together with PubCo, Merger Sub and SinCo, the “Group Companies”, or each individually, a “Group Company”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), WA Global Corporation, a Cayman Islands exempted company (“WAG”), Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”) and BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo”). Capitalized terms not otherwise defined in this Amendment shall have the meaning given to them in the Merger Agreement (as defined below). The parties hereto shall be referred to each individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, SPAC, the Group Companies, VSUN and Fuji Solar are parties to a certain Agreement and Plan of Merger dated as of August 10, 2023, as amended by that certain Amendment to Agreement and Plan of Merger dated as of December 6, 2023 and Amendment No. 2 to Agreement and Plan of Merger dated as of February 6, 2024 (collectively, the “Merger Agreement”);

WHEREAS, prior to the PubCo Shareholder Share Transfer (as defined below), PubCo was a newly incorporated, wholly-owned, direct subsidiary of Fuji Solar, and Fuji Solar held an aggregate of 10,000 ordinary shares of par value of US$0.0001 per share of PubCo (“PubCo Ordinary Shares”), which represented all then-issued and outstanding share capital of PubCo;

WHEREAS, as of the date hereof, Fuji Solar is the holder of 300,000 SPAC Class A Ordinary Shares and 100,000 SPAC Class B Ordinary Shares, and Fuji Solar expects to receive additional SPAC Securities prior to the Closing;

WHEREAS, each of WAG, Belta and BestToYo is a newly incorporated holding company wholly owned and Controlled by the beneficial owners of Fuji Solar formed in connection with the Pre-Merger Reorganization;

WHEREAS, the beneficial owners of Fuji Solar intend that (i) Fuji Solar shall cease being a shareholder of PubCo, and (ii) WAG, Belta and BestToYo shall become the only three shareholders of PubCo, such that immediately prior to the Closing, WAG will hold 25,420,000 PubCo Ordinary Shares, Belta will hold 10,045,000 PubCo Ordinary Shares and BestToYo will hold 5,535,000 PubCo Ordinary Shares (such transactions, the “PubCo Pre-Closing Restructuring”);

WHEREAS, in connection with the PubCo Pre-Closing Restructuring, (i) Fuji Solar has transferred 6,200 PubCo Ordinary Shares to WAG and 3,800 PubCo Ordinary Shares to Belta on January 31, 2024, and Belta further transferred 1,350 PubCo Ordinary Shares to BestToYo on February 6, 2024, each at a transfer price of US$0.0001 per share (collectively, the “PubCo Shareholder Share Transfer”), and (ii) WAG, Belta and BestToYo have executed that certain Joinder Agreement immediately prior to the execution of this Amendment (the “Joinder”) and thereby have become parties to the Merger Agreement;

WHEREAS, in connection with the transactions referenced in the foregoing recitals, the Parties intend to amend the Transaction Documents to amend certain of Fuji Solar’s rights, interests and obligations thereunder, and to set forth certain rights, interests and obligations of WAG, Belta and BestToYo;

WHEREAS, in accordance with the terms of Sections 13.11 of the Merger Agreement, SPAC, each of the Group Companies, Fuji Solar, VSUN, WAG, Belta, and BestToYo desire to amend the Merger Agreement as set forth herein;

WHEREAS, in connection with the PubCo Pre-Closing Restructuring and concurrently with the execution and delivery of this Amendment, Fuji Solar, WAG, Belta, BestToYo, PubCo and SPAC have entered into an Amended and Restated Shareholder Lock-Up and Support Agreement attached hereto as Exhibit A (the “A&R Shareholder Lock-Up and Support Agreement”);

WHEREAS, in connection with the PubCo Pre-Closing Restructuring and concurrently with the execution and delivery of this Amendment, the Parties desire to replace the Form of Sponsor Lock-up Agreement attached as Exhibit C to the Merger Agreement in its entirety as the form attached hereto as Exhibit B;

WHEREAS, in connection with the PubCo Pre-Closing Restructuring and concurrently with the execution and delivery of this Amendment, the Parties desire to replace the Form of Registration Rights Agreement attached as Exhibit D to the Merger Agreement in its entirety as the form attached hereto as Exhibit C;

WHEREAS, in connection with the PubCo Pre-Closing Restructuring and concurrently with the execution and delivery of this Amendment, the Parties desire to replace the Form of Assignment, Assumption and Amended & Restated Warrant Agreement attached as Exhibit E to the Merger Agreement in its entirety as the form attached hereto as Exhibit D;

WHEREAS, in connection with the PubCo Pre-Closing Restructuring and concurrently with the execution and delivery of this Amendment, the Parties desire to replace the Form of Plan of Merger attached as Exhibit F to the Merger Agreement in its entirety as the form attached hereto as Exhibit E; and

WHEREAS, in connection with the PubCo Pre-Closing Restructuring and concurrently with the execution and delivery of this Amendment, the Parties desire to replace the Form of Irrevocable Surrender of Shares attached as Exhibit I to the Merger Agreement in its entirety as the form attached hereto as Exhibit F.

2

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Section 1. Amendments to the Merger Agreement.

(a) The Second Recital of the Merger Agreement shall hereby be amended and restated in its entirety as follows:

“WHEREAS, PubCo is a newly incorporated Cayman Islands exempted company that was formed for the purpose of consummating the Transactions, and following the consummation of the Merger, PubCo will be the publicly traded holding company for its subsidiaries;”

(b) The Sixth Recital of the Merger Agreement shall hereby be amended and restated in its entirety as follows:

“WHEREAS, the Parties desire and intend to effect a business combination transaction whereby upon the terms and subject to the conditions of this Agreement, (a) the Group Companies, VSUN, Fuji Solar, WAG, Belta and BestToYo shall consummate a series of transactions involving the Group Companies, including (A) PubCo acquiring one hundred percent (100%) of the issued and paid-up share capital of SinCo from Fuji Solar at an aggregate consideration of SGD1.00 (the “Share Exchange”), and (B) SinCo acquiring one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company from VSUN at an aggregate consideration of no less than US$50,000,000 (the “SinCo Acquisition,” and together with the Share Exchange, the “Pre-Merger Reorganization”), as a result of which (i) SinCo shall become a wholly-owned subsidiary of PubCo, (ii) the Company shall become a wholly-owned subsidiary of SinCo; and (iii) WAG, Belta and BestToYo shall become the only shareholders of PubCo, and (b) following the consummation of the Pre-Merger Reorganization, SPAC shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”), as a result of which, among others, all of the issued and outstanding securities of SPAC immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws;”

(c) The Fourteenth Recital of the Merger Agreement shall hereby be amended and restated in its entirety as follows:

“WHEREAS, each of Fuji Solar, WAG, Belta and BestToYo has duly approved the execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the Transactions;”

(d) The Twentieth Recital of the Merger Agreement shall hereby be amended and restated in its entirety as follows:

“WHEREAS, prior to the Merger Effective Time, Fuji Solar, WAG, Belta, BestToYo, the Sponsor, PubCo and certain other parties thereto shall have entered into a registration rights agreement substantially in the form attached hereto as Exhibit D (the “Registration Rights Agreement”);”

3

(e) The last sentence of the definition of “Affiliate” set forth in Section 1.1 of the Merger Agreement shall hereby be amended and restated in its entirety as follows:

“The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; provided that in no event shall Fuji Solar, VSUN, WAG, Belta or any Group Company be deemed an Affiliate of the Sponsor.”

(f) The following definitions shall hereby be inserted to Section 1.1 of the Merger Agreement:

“‘Belta’ means Belta Technology Company Limited, a newly incorporated Cayman Islands exempted company.

‘Belta Share Transfer’ means the transfer of 1,350 PubCo Ordinary Shares to BestToYo held by Belta after the Fuji Solar Share Transfer and prior to the SinCo Acquisition Closing.

“‘BestToYo’ means BestToYo Technology Company Limited, a newly incorporated Cayman Islands exempted company.

‘Fuji Solar Share Transfer’ means the transfer of 6,200 PubCo Ordinary Shares to WAG and 3,800 PubCo Ordinary Shares to Belta held by Fuji Solar prior to the Belta Share Transfer.

‘WAG’ means WA Global Corporation, a newly incorporated Cayman Islands exempted company.”

(g) The definition of “Earnout Shares” set forth in Section 1.1 of the Merger Agreement shall hereby be amended and restated in its entirety as follows:

“‘Earnout Shares’ means the aggregate of 13,000,000 PubCo Ordinary Shares that the Sellers shall deposit into the Earnout Escrow Account, consisting of 8,060,000 PubCo Ordinary Shares to be deposited by WAG, 3,185,000 PubCo Ordinary Shares to be deposited by Belta, and 1,755,000 PubCo Ordinary Shares to be deposited by BestToYo, at or prior to the Merger Closing pursuant to Section 4.2, subject to the other terms set forth on Annex I hereto.”

(h) The definition of “Seller” set forth in Section 1.1 of the Merger Agreement shall hereby be amended and restated in its entirety as follows, and all references to the “Seller” shall mean each of the Sellers:

“Sellers” means WAG, Belta and BestToYo, the only holders of PubCo Ordinary Shares issued and outstanding immediately prior to the Merger Effective Time, and WAG, Belta and BestToYo shall each be referred to as a “Seller”.

4

(i) The first sentence of Article II, Section 2.2(b) of the Merger Agreement shall hereby be deleted in its entirety and shall be replaced as follows:

“Immediately prior to the SinCo Acquisition Closing, WAG, Belta and BestToYo will hold an aggregate of 41,000,000 PubCo Ordinary Shares, representing all issued and outstanding share capital of PubCo.”

(j) Article V, Section 5.3 of the Merger Agreement shall hereby be deleted in its entirety and shall be replaced as follows:

“(a) Until the SinCo Acquisition, VSUN owns good, valid and marketable title to all issued and outstanding capital shares of the Company, free and clear of any and all Liens, (b) until the Share Exchange Closing, Fuji Solar is the sole legal and beneficial owner of the SinCo Sale Share, free and clear of any and all Liens (other than those imposed by applicable Laws and the Transaction Documents), (c) until the closing of Fuji Solar Transfer, Fuji Solar owns good, valid and marketable title to all issued and outstanding capital shares of PubCo, and (d) (x) with respect to the period from the closing of Fuji Solar Transfer until the closing of the Belta Share Transfer, WAG and Belta, and (y) with respect to the period from the closing of the Belta Share Transfer until the Merger Closing, WAG, Belta and BestToYo, collectively own good, valid and marketable title to all issued and outstanding capital shares of PubCo. There are no proxies, voting rights, shareholders’ agreements or other agreements or understandings, to which such Shareholder is a party or by which such Shareholder is bound, with respect to the voting or transfer of any of such Shareholder’s capital shares in each of the Company, SinCo and PubCo, as applicable, other than those contemplated under the Transaction Documents. (i) Upon delivery of capital shares of the Company by VSUN to SinCo in accordance with this Agreement and after SinCo is recorded as the sole owner of the Company in the enterprise registration certificate and investment registration certificate of the Company, the entire legal and beneficial interest in the Company and good, valid and marketable title to all issued and outstanding capital shares of the Company, free and clear of all Liens (other than those imposed by applicable Laws or the Transaction Documents), will pass to SinCo, and (ii) upon delivery of SinCo Sale Share by Fuji Solar to PubCo in accordance with this Agreement, the entire legal and beneficial interest in SinCo will pass to PubCo, free and clear of all Liens (other than those imposed by applicable Laws or the Transaction Documents).”

(k) The following sentence shall hereby be inserted at the end of Annex I to the Merger Agreement:

“(c) The number of Earnout Shares to be released or surrendered to the Sellers shall be apportioned among Belta, WAG and BestToYo based on the number of Earnout Shares deposited by them.”

5

(l) All references to the “Shareholders” shall mean, prior to the date hereof, Fuji Solar and VSUN, and from and after the date hereof, VSUN, WAG, Belta and BestToYo, and “Shareholder” shall mean any one of them.

(m) All references to the “Shareholder Lock-Up and Support Agreement” shall mean the A&R Shareholder Lock-Up and Support Agreement.

Section 2. Effectiveness of Amendment. Upon the execution and delivery hereof, the Merger Agreement shall thereupon be deemed to be amended as set forth herein and with the same effect as if the amendments made hereby were originally set forth in the Merger Agreement, and this Amendment and the Merger Agreement shall henceforth respectively be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action heretofore taken under the Merger Agreement. Upon the effectiveness of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment.

Section 3. General Provisions.

(a) Miscellaneous. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Amendment may be executed and delivered by facsimile or PDF transmission. The terms of Article XIII of the Merger Agreement shall apply to this Amendment, as applicable.

(b) Merger Agreement in Effect. Except as specifically and explicitly provided for in this Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

[Remainder of Page Intentionally Left Blank]

6

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

SPAC	Blue World Acquisition Corporation

	By:	/s/ Liang Shi
		Name:	Liang Shi
		Title:	Chief Executive Officer and Director

[Signature Page to amendment No. 3 to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

PubCo	TOYO Co., Ltd

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to amendment No. 3 to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

SinCo	TOPTOYO INVESTMENT PTE. LTD.

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to amendment No. 3 to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

Merger Sub	TOYOone Limited

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to amendment No. 3 to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

Company	Vietnam Sunergy Cell Company Limited

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Company Chairman

[Signature Page to amendment No. 3 to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

Fuji Solar	Fuji Solar Co., Ltd

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to amendment No. 3 to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

Shareholder	Vietnam Sunergy Joint Stock Company

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Chairman of Board of Management

[Signature Page to amendment No. 3 to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

Shareholder	WA Global Corporation

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to amendment No. 3 to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

Shareholder	Belta Technology Company Limited

	By:	/s/ Cai Jianfeng
		Name:	Cai Jianfeng
		Title:	Director

[Signature Page to amendment No. 3 to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

Shareholder	BestToYo Technology Company Limited

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to amendment No. 3 to Agreement and Plan of Merger]

Exhibit A

Lock-Up and Support Agreement Amendment

Attached.

Exhibit B

Form of Sponsor Lock-up Agreement

Attached.

Exhibit C

Form of Registration Rights Agreement

Attached.

Exhibit D

Form of Assignment, Assumption and Amended & Restated Warrant Agreement

Attached.

Exhibit E

Form of Plan of Merger

Attached.

Exhibit F

Form of Irrevocable Surrender of Shares

Attached.

Exhibit 2.2

Execution Version

JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made and entered into as of February 29, 2024, by WA Global Corporation, a Cayman Islands exempted company (“WAG”), Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”) and BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo” and together with WAG, and Belta the “New Shareholders”), Blue World Acquisition Corporation, a Cayman Islands exempted company (“SPAC”), TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), and each of the other parties named on the signature pages hereto. Capitalized terms used but not otherwise defined in this Joinder Agreement have the meanings assigned to them in the Merger Agreement (defined below).

Recitals

WHEREAS, each of the parties to this Joinder Agreement other than the New Shareholders (collectively, the “Merger Parties”) are parties to a certain Agreement and Plan of Merger dated as of August 10, 2023, as amended by that certain Amendment to Agreement and Plan of Merger dated as of December 6, 2023 and that certain Amendment No. 2 to Agreement and Plan of Merger dated as of February 6, 2024 (collectively, the “Merger Agreement”);

WHEREAS, SPAC, PubCo and Fuji Solar are parties to a certain Shareholder Lock-Up and Support Agreement dated as of August 10, 2023, as amended by that certain Amendment to Shareholder Lock-Up and Support Agreement dated as of December 6, 2023 (collectively, the “Shareholder Lock-Up and Support Agreement”);

WHEREAS, prior to the Fuji Solar Share Transfer (as defined below), PubCo was a newly incorporated, wholly-owned, direct subsidiary of Fuji Solar, and Fuji Solar held an aggregate of 10,000 ordinary shares of par value of US$0.0001 per share of PubCo (“PubCo Ordinary Shares”), which represented all then-issued and outstanding share capital of PubCo;

WHEREAS, each of WAG, Belta and BestToYo is a newly incorporated holding company wholly owned and Controlled by the beneficial owners of Fuji Solar formed in connection with the Pre-Merger Reorganization;

WHEREAS, the beneficial owners of Fuji Solar intend that (i) Fuji Solar shall cease being a shareholder of PubCo, and (ii) WAG, Belta and BestToYo shall become the only three shareholders of PubCo, such that immediately prior to the Closing, WAG will hold 25,420,000 PubCo Ordinary Shares, Belta will hold 10,045,000 PubCo Ordinary Shares and BestToYo will hold 5,535,000 PubCo Ordinary Shares (such transactions, the “PubCo Pre-Closing Restructuring”);

WHEREAS, in connection with the PubCo Pre-Closing Restructuring, (i) Fuji Solar has transferred 6,200 PubCo Ordinary Shares to WAG and 3,800 PubCo Ordinary Shares to Belta, and Belta further transferred 1,350 PubCo Ordinary Shares to BestToYo, each at a transfer price of US$0.0001 per share (collectively, the “PubCo Shareholder Share Transfer”), and the Merger Parties desire to have each of the New Shareholders join the Merger Agreement as a Shareholder and a Seller thereunder and other applicable Transaction Documents as a party; and

WHEREAS, concurrently with the execution and delivery of this Joinder Agreement, (i) the Merger Parties and the New Shareholders shall enter into an Amendment No. 3 to Agreement and Plan of Merger (the “Amendment No. 3 to Merger Agreement”), and (ii) SPAC, PubCo, Fuji Solar and the New Shareholders shall enter into an Amended and Restated Shareholder Lock-Up and Support Agreement (the “A&R Shareholder Lock-Up and Support Agreement”), in each case to amend certain of Fuji Solar’s rights, interests and obligations under the Merger Agreement and the Shareholder Lock-up and Support Agreement, and to set forth certain rights, interests and obligations of WAG, Belta and BestToYo.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the New Shareholders and the Merger Parties hereby agree as follows.

1.	Each of the Merger Parties hereby consents to the PubCo Shareholder Share Transfer.

2.	Each of the New Shareholders hereby joins the Merger Agreement (as amended from time to time) as a Shareholder and a Seller and agrees to be bound by its terms as though such New Shareholder had executed the Merger Agreement on the same date as the Merger Parties, and confirms that the representations and warranties contained in Article V of the Merger Agreement (as amended by the Amendment No. 2 to Merger Agreement) are true and correct as to such New Shareholder as of the date hereof.

3.	Each of the New Shareholders hereby joins the Shareholder Lock-Up and Support Agreement as a Shareholder and agrees to be bound by its terms as though such New Shareholder had executed the Shareholder Lock-Up and Support Agreement on the same date as SPAC, PubCo and Fuji Solar, and confirms that the representations and warranties contained in Section 1 of the Shareholder Lock-Up and Support Agreement are true and correct as to such New Shareholder as of the date hereof.

4.	All notices to the New Shareholders shall be sent to the address and e-mail address set forth on their respective signature page.

5.	This Joinder Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Joinder Agreement may be executed and delivered by facsimile or PDF transmission. The terms of Article XIII of the Merger Agreement shall apply to this Joinder Agreement mutatis mutandis, provided that, in each case, references to “this Agreement” in such sections shall mean this Joinder Agreement, and references to “Party” or “Parties” in such sections shall mean the party or parties to this Joinder Agreement.

2

IN WITNESS WHEREOF, the parties have hereunto caused this Joinder Agreement to be duly executed as of the date first above written.

SPAC	Blue World Acquisition Corporation

	By:	/s/ Liang Shi
		Name:	Liang Shi
		Title:	Chief Executive Officer and Director

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, the parties have hereunto caused this Joinder Agreement to be duly executed as of the date first above written.

PubCo	TOYO Co., Ltd

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Joinder Agreement to be duly executed as of the date first above written.

Merger Sub	TOYOone Limited

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Joinder Agreement to be duly executed as of the date first above written.

SinCo	TOPTOYO INVESTMENT PTE. LTD.

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Joinder Agreement to be duly executed as of the date first above written.

Company	Vietnam Sunergy Cell Company Limited

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Joinder Agreement to be duly executed as of the date first above written.

Fuji Solar	Fuji Solar Co., Ltd

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Joinder Agreement to be duly executed as of the date first above written.

Shareholder	Vietnam Sunergy Joint Stock Company

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Joinder Agreement to be duly executed as of the date first above written.

New Shareholder	WA Global Corporation

	By:	/s/ RYU Junsei
Name: RYU Junsei
Title: Director

Address:

E-mail address:

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Joinder Agreement to be duly executed as of the date first above written.

New Shareholder	Belta Technology Company Limited

	By:	/s/ Cai Jianfeng
Name: Cai Jianfeng
Title: Director

Address:

E-mail address:

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Joinder Agreement to be duly executed as of the date first above written.

New Shareholder	BestToYo Technology Company Limited

	By:	/s/ RYU Junsei
Name: RYU Junsei
Title: Director

Address:

E-mail address:

[Signature Page to Joinder Agreement]

Exhibit 10.1

Execution Version

AMENDED and RESTATED Shareholder Lock-up and Support Agreement

This AMENDED AND RESTATED SHAREHOLDER LOCK-UP AND SUPPORT AGREEMENT is made as of February 29, 2024 (this “Agreement”) by and among Blue World Acquisition Corporation, a Cayman Islands exempted company (the “SPAC”), TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), BestTOYO Technology Company Limited, a Cayman Islands exempted company (“BestTOYO”), and WA Global Corporation, a Cayman Islands exempted company (“WAG”, collectively with Belta and BestTOYO, the “Shareholders”). Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to such terms in the Agreement and Plan of Merger (as defined below), and this Agreement shall be interpreted, construed and applied in accordance with the rules of construction set forth in Section 1.3 of the Agreement and Plan of Merger (as defined below).

WHEREAS, on August 10, 2023, the SPAC, PubCo, TOYOone Limited, a Cayman Islands exempted company (the “Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company (the “Company”, together with PubCo, Merger Sub and SinCo, the “Group Companies”, or each individually, a “Group Company”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), and Fuji Solar have entered into an Agreement and Plan of Merger (as amended by that certain Amendment to Agreement and Plan of Merger, dated as of December 6, 2023, that certain Amendment No. 2 to Agreement and Plan of Merger dated February 6, 2024, and that certain Amendment No. 3 to Agreement and Plan of Merger dated as of even date herewith, and as may be further amended, restated or supplemented, the “Agreement and Plan of Merger”) pursuant to which SPAC shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”), as a result of which, among others, all of the issued and outstanding securities of SPAC immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger and in accordance with the provisions of the Cayman Companies Act and other applicable Laws;

WHEREAS, the SPAC, PubCo and Fuji Solar are parties to that certain Shareholder Lock-up and Support Agreement, dated August 10, 2023, as amended by that certain Amendment to Shareholder Lock-up and Support Agreement dated December 6, 2023 (the “Prior Agreement”);

WHEREAS, prior to the PubCo Shareholder Share Transfer (as defined below), PubCo was a newly incorporated, wholly-owned, direct subsidiary of Fuji Solar, and Fuji Solar held an aggregate of 10,000 ordinary shares of par value of US$0.0001 per share of PubCo (“PubCo Ordinary Shares”), which represented all then-issued and outstanding share capital of PubCo;

WHEREAS, as of the date hereof, Fuji Solar is the holder of 300,000 SPAC Class A Ordinary Shares and 100,000 SPAC Class B Ordinary Shares, and Fuji Solar expects to receive additional SPAC Securities prior to the Closing;

WHEREAS, each of WAG, Belta and BestTOYO is a newly incorporated holding company wholly owned and Controlled by the beneficial owners of Fuji Solar formed in connection with the Pre-Merger Reorganization;

WHEREAS, the beneficial owners of Fuji Solar intend that (i) Fuji Solar shall cease being a shareholder of PubCo, and (ii) WAG, Belta and BestTOYO shall become the only three shareholders of PubCo, such that immediately prior to the Closing, WAG will hold 25,420,000 PubCo Ordinary Shares, Belta will hold 10,045,000 PubCo Ordinary Shares and BestTOYO will hold 5,535,000 PubCo Ordinary Shares (such transactions, the “PubCo Pre-Closing Restructuring”);

WHEREAS, in connection with the PubCo Pre-Closing Restructuring, (i) Fuji Solar has transferred 6,200 PubCo Ordinary Shares to WAG and 3,800 PubCo Ordinary Shares to Belta on January 31, 2024, and Belta further transferred 1,350 PubCo Ordinary Shares to BestTOYO on February 6, 2024, each at a transfer price of US$0.0001 per share (collectively, the “PubCo Shareholder Share Transfer”), and (ii) WAG, Belta and BestTOYO have executed that certain Joinder Agreement immediately prior to the execution of this Agreement and thereby have become parties to the Prior Agreement;

WHEREAS, as of the date hereof, (i) Belta is the sole legal owner of 2,450 PubCo Ordinary Shares, representing 24.5% of the issued and outstanding shares of PubCo, (ii) WAG is the sole legal owner of 6,200 PubCo Ordinary Shares, representing 62% of the issued and outstanding shares of PubCo, and (iii) BestTOYO is the sole legal owner of 1,350 PubCo Ordinary Shares, representing 13.5% of the issued and outstanding shares of PubCo (such shares of PubCo held by Belta, WAG and BestTOYO, including additional shares of PubCo (a) issued or otherwise distributed to Belta, WAG or BestTOYO by PubCo pursuant to any share dividend or distribution, (b) resulting from any change in share capital of PubCo by reason of any share split, recapitalization, combination, exchange of shares or the like, (c) the legal ownership of which is acquired by Belta, WAG or BestTOYO, including by exchange or conversion of any other security, or upon exercise of options, settlement of restricted share units, or (d) as to which Belta, WAG or BestTOYO acquires the right to vote or share in the voting, in each case after the date of this Agreement and during the term of this Agreement being collectively referred to herein as the “Subject Shares” (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into));

WHEREAS, in connection with the PubCo Shareholder Share Transfer, the SPAC, PubCo, Fuji Solar and the Shareholders desire to amend and restate the Prior Agreement in its entirety and accept the rights and covenants hereof in lieu of the parties’ rights and covenants under the Prior Agreement; and

NOW, THEREFORE, the SPAC, PubCo, Fuji Solar and the Shareholders hereby agree that the Prior Agreement is hereby amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

1. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS. Each Shareholder hereby represents and warrants, severally and not jointly, to the SPAC and PubCo as of the date of this Agreement as follows:

1.1 Organization. Such Shareholder has been duly incorporated, organized or formed and is validly existing as a corporation in good standing (or equivalent status, to the extent that such concept exists) under the Laws of the Cayman Islands, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. It is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which the character of the property owned, leased or operated by it or the nature of the business conducted by it is such as to require it to be so licensed or qualified or in good standing (or equivalent status, to the extent that such concept exists) except where the failure to be so licensed or qualified or in good standing would not prevent, impede or, in any material respect, interfere with, delay or adversely affect its ability to perform its obligations under this Agreement and the documents contemplated hereby and consummate the transactions contemplated hereby and thereby.

2

1.2 Due Authorization. Such Shareholder has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved. No other company proceeding on the part of such Shareholder is necessary to authorize the execution and delivery of this Agreement and the documents contemplated hereby or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by such Shareholder, and assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

1.3 Governmental Approvals. No consent of or with any Governmental Authority on the part of such Shareholder is required to be obtained or made in connection with the execution, delivery or performance by such Shareholder of this Agreement and the documents contemplated hereby or the consummation by such Shareholder of the transactions contemplated hereby and thereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications would not prevent, impede or, in any material respect, interfere with, delay or adversely affect the performance by such Shareholder of its obligations under this Agreement and the documents contemplated hereby.

1.4 No Conflict. The execution and delivery of this Agreement by such Shareholder and the other documents contemplated hereby by such Shareholder, the consummation of the transactions contemplated hereby and thereby and compliance with any of the provisions hereof and thereof by such Shareholder do not and will not:

(a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of such Shareholder;

(b) violate or conflict with any provision of, or result in the breach of, or default under, or require any consent, waiver, exemption or approval under, any applicable Law or Governmental Order applicable to such Shareholder or any of its properties or assets;

(c) (i) violate or conflict with any provision of, or result in the breach of, (ii) result in the loss of any right or benefit under, (iii) give rise to any obligation to obtain any third party consent from any Person, (iv) accelerate the performance required by such Shareholder under, (v) constitute (with or without due notice or lapse of time or both) a default, (vi) result in the termination, withdrawal, suspension, cancellation or modification of, (vi) result in a right of termination or acceleration under, (vii) give rise to any obligation to make payments or provide compensation under, or (viii) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which such Shareholder is a party or by which such Shareholder may be bound; or

(d) result in the creation of any Lien upon any of the properties or assets of such Shareholder;

except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not prevent, impede or, in any material respect, interfere with, delay or adversely affect the ability of such Shareholder to perform it obligations under this Agreement and the documents contemplated hereby and consummate the transactions contemplated hereby and thereby.

3

1.5 Subject Shares. Such Shareholder is the sole legal owner of its Subject Shares, and all such Subject Shares are owned by such Shareholder free and clear of all Liens or encumbrances, other than (a) any Contract in existence as of the date of this Agreement as disclosed on Schedule A hereto, (b) Liens or encumbrances pursuant to the Governing Documents of such Shareholder, the Agreement and Plan of Merger, this Agreement or any other Transaction Document or applicable securities laws. Such Shareholder does not own legally or beneficially any shares or warrants of PubCo, other than the Subject Shares. Other than any Contract in existence as of the date of this Agreement as disclosed on Schedule A hereto, such Shareholder has the sole right to vote its Subject Shares, and none of its Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement, or the Governing Documents of PubCo.

1.6 Agreement and Plan of Merger. Such Shareholder has received a copy of the Agreement and Plan of Merger, is familiar with the provisions of the Agreement and Plan of Merger and has consented to (and hereby consents to) PubCo’s entry into the Agreement and Plan of Merger.

2. REPRESENTATIONS AND WARRANTIES OF SPAC. SPAC hereby represents and warrants to Shareholders and PubCo as of the date of this Agreement as follows:

2.1 Organization. The SPAC has been duly incorporated, organized or formed and is validly existing as an exempted company in good standing under the Laws of the Cayman Islands, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. It is duly licensed or qualified and in good standing as a foreign company in all jurisdictions in which the character of the property owned, leased or operated by it or the nature of the business conducted by it is such as to require it to be so licensed or qualified or in good standing (or equivalent status, to the extent that such concept exists) except where the failure to be so licensed or qualified or in good standing would not prevent, impede or, in any material respect, interfere with, delay or adversely affect its ability to perform its obligations under this Agreement and the documents contemplated hereby and consummate the transactions contemplated hereby and thereby.

2.2 Due Authorization. The SPAC has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved. No other company proceeding on its part is necessary to authorize the execution and delivery of this Agreement and the documents contemplated hereby or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by it, and assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

4

2.3 No Conflict. The execution and delivery of this Agreement by the SPAC and the other documents contemplated hereby by it, the consummation of the transactions contemplated hereby and thereby and compliance with any of the provisions hereof and thereof by it do not and will not:

(a) violate or conflict with any provision of, or result in the breach of or default under its Governing Documents,

(b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to it or any of its properties or assets,

(c) (i) violate or conflict with any provision of, or result in the breach of, (ii) result in the loss of any right or benefit under, (iii) give rise to any obligation to obtain any third party consent from any Person, (iv) accelerate the performance required by it under, (v) constitute (with or without due notice or lapse of time or both) a default, (vi) result in the termination, withdrawal, suspension, cancellation or modification of, (vii) result in a right of termination or acceleration under, (viii) give rise to any obligation to make payments or provide compensation under, or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which it is a party or by which it may be bound, or

(d) result in the creation of any Lien upon any of its properties or assets,

except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not prevent, impede or, in any material respect, interfere with, delay or adversely affect its ability to perform it obligations under this Agreement and the documents contemplated hereby and consummate the transactions contemplated hereby and thereby.

3. REPRESENTATIONS AND WARRANTIES OF PUBCO. PubCo hereby represents and warrants to Shareholders and SPAC as of the date of this Agreement as follows:

3.1 Organization. PubCo has been duly incorporated, organized or formed and is validly existing as an exempted company in good standing under the Laws of the Cayman Islands, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. It is duly licensed or qualified and in good standing as a foreign company in all jurisdictions in which the character of the property owned, leased or operated by it or the nature of the business conducted by it is such as to require it to be so licensed or qualified or in good standing (or equivalent status, to the extent that such concept exists) except where the failure to be so licensed or qualified or in good standing would not prevent, impede or, in any material respect, interfere with, delay or adversely affect its ability to perform its obligations under this Agreement and the documents contemplated hereby and consummate the transactions contemplated hereby and thereby.

3.2 Due Authorization. PubCo has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved. No other company proceeding on its part is necessary to authorize the execution and delivery of this Agreement and the documents contemplated hereby or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by it, and assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

5

3.3 No Conflict. The execution and delivery of this Agreement by PubCo and the other documents contemplated hereby by it, the consummation of the transactions contemplated hereby and thereby and compliance with any of the provisions hereof and thereof by it do not and will not:

(a) violate or conflict with any provision of, or result in the breach of or default under its Governing Documents,

(b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to it or any of its properties or assets,

(c) (i) violate or conflict with any provision of, or result in the breach of, (ii) result in the loss of any right or benefit under, (iii) give rise to any obligation to obtain any third party consent from any Person, (iv) accelerate the performance required by it under, (v) constitute (with or without due notice or lapse of time or both) a default, (vi) result in the termination, withdrawal, suspension, cancellation or modification of, (vii) result in a right of termination or acceleration under, (viii) give rise to any obligation to make payments or provide compensation under, or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which it is a party or by which it may be bound, or

(d) result in the creation of any Lien upon any of its properties or assets,

except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not prevent, impede or, in any material respect, interfere with, delay or adversely affect its ability to perform it obligations under this Agreement and the documents contemplated hereby and consummate the transactions contemplated hereby and thereby

4. NO TRANSFER: From the date hereof and until the Merger Closing, each Shareholder shall not, directly or indirectly (other than (x) pursuant to this Agreement, (y) upon the consent of the other parties hereto or (z) to an Affiliate of such Shareholder (provided that such Affiliate shall enter into a written agreement, in form and substance reasonably satisfactory to the other parties hereto, agreeing to be bound by this Agreement to the same extent as such Shareholder was with respect to such transferred Subject Shares)), (i) (a) sell, assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any of its Subject Shares, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of its Subject Shares, whether any such transaction is to be settled by delivery of such Subject Shares, in cash or otherwise, or (c) make public announcement of any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a)-(c), collectively, “Transfer”), other than pursuant to the Merger and the other Transactions, (ii) grant any proxies or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of its Subject Shares) or enter into any other agreement, with respect to any of its Subject Shares, in each case, other than as set forth in this Agreement, the Agreement and Plan of Merger, other Transaction Documents or the voting and other arrangements under the Governing Documents of PubCo, (iii) take any action that would reasonably be expected to make any representation or warranty of such Shareholder herein untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling such Shareholder from performing its obligations hereunder, or (iv) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying such Shareholder from performing any of its obligations hereunder. Any action attempted to be taken in violation of the preceding sentence will be null and void. Each Shareholder agrees with, and covenants to, the SPAC and PubCo that such Shareholder shall not request that PubCo register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of its Subject Shares.

6

5. FURTHER ASSURANCES. Each Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the SPAC and PubCo may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Agreement and Plan of Merger and the other Transaction Documents, (ii) refrain from exercising any veto right, consent right or similar right under the PubCo’s Governing Documents or the Cayman Companies Law, which would prevent, impede or, in any material respect, interfere, delay or adversely affect the consummation of the Merger or any other Transaction, and (iii) cause the Group Companies not to consummate any equity financing of VSUN or the Company prior to the Merger Closing, other than the Transaction Financings.

6. LOCK-UP

6.1 Subject to the exceptions set forth herein, during the Lock-up Period (as defined below), each Shareholder irrevocably agrees that such Shareholder will not Transfer any of the Lock-up Securities (as defined below) or engage in any Short Sales (as defined below) with respect to any security of PubCo.

6.2 In furtherance of the foregoing, PubCo will (i) place an irrevocable stop order on all Lock-up Securities, including those which may be covered by a registration statement, and (ii) notify PubCo’s transfer agent in writing of the stop order and the restrictions on such Lock-up Securities under this Agreement and direct PubCo’s transfer agent not to process any attempts by any Shareholder to resell or transfer any Lock-up Securities, except in compliance with this Agreement.

6.3 For purposes of this Agreement, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

6.4 For purpose of this Agreement, the “Lock-up Period” with respect to a Shareholder means the period commencing on the Merger Closing Date and ending on the date that is the earlier to occur of (A)(i) for 20% of the PubCo Ordinary Shares held, issuable, exercisable, exchangeable, or acquirable in respect of any Lock-up Securities, six (6) months after the Merger Closing Date, (ii) for 30% of the PubCo Ordinary Shares held, issuable, exercisable, exchangeable, or acquirable in respect of any Lock-up Securities, twelve (12) months after the Merger Closing Date and (iii) for 50% of PubCo Ordinary Shares held, issuable, exercisable, exchangeable, or acquirable in respect of any Lock-up Securities, eighteen (18) months after the Merger Closing Date, with the percentages set forth in this sentence applying to the aggregate holdings of the Lock-Up Securities held by all entities and individuals constituting such Shareholder; or (B) for all and any Lock-up Securities, the Automatic Release.

For the purpose of this Section 6.4, the “Automatic Release” shall occur upon the earlier of the following events after the Merger Closing: (i) the date on which the closing price of each PubCo Ordinary Share as reported by Bloomberg or, if not available on Bloomberg, as reported by Morningstar equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Merger Closing Date, or (ii) the date there is a Change of Control. A “Change of Control” means the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of the PubCo’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of the outstanding voting securities of the PubCo.

7

6.5 For purposes of this Agreement, the “Lock-up Securities” with respect to a Shareholder shall include (i) PubCo Ordinary Shares held by such Shareholder immediately after the Merger Closing, (ii) PubCo Ordinary Shares issuable upon the exercise of options or warrants to purchase PubCo Ordinary Shares held by such Shareholder immediately after the Merger Closing (along with such options or warrants themselves), and (iii) any PubCo Ordinary Shares acquirable upon the conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares held by such Shareholder immediately after the Merger Closing (along with securities themselves), and exclude the Excluded Securities.

For the purpose of this Section 6.5, the “Excluded Securities” shall include (x) PubCo Ordinary Shares to be issued to any Shareholder upon conversion of any loan that has been or to be made to SPAC by any Shareholder, Fuji Solar or their respective designee and evidenced by a promissory note, loan agreement or similar document, for the purpose of financing costs, expenses, extension related costs and deposits and other obligations incurred by SPAC for the Transactions, including but not limited to the loans made or to be made pursuant to Section 9.7(a) and Section 10.2(a)(iv) of the Merger Agreement, and (y) PubCo Warrants that any Shareholder will hold immediately following the Merger Effective Time and any PubCo Ordinary Shares to be issued upon exercise of such PubCo Warrants (if any). The number of PubCo Ordinary Shares shall be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like occurred after the date hereof.

6.6 The restrictions set forth herein shall not apply to Transfers or distributions to such Shareholder’s general or limited partners, members, stockholders, other equity holders or affiliates (within the meaning of Rule 405 under the Securities Act) or in the case that any of the foregoing is an individual, by virtue of Laws of descent and distribution upon death of the individual, provided, that such transferee agrees to be bound by the terms of this Agreement in writing, in form and substance reasonably satisfactory to PubCo.

7. GENERAL PROVISIONS

7.1 Termination. This Agreement shall be effective as of the date hereof and shall immediately terminate upon the earlier of (x) the termination of the Agreement and Plan of Merger pursuant to its terms and (y) the date on which none of PubCo, SPAC or Shareholders has any rights or obligations hereunder; provided that, in the event that the Agreement and Plan of Merger is not terminated pursuant to its terms prior to the Merger Closing, Section 1, Section 2, Section 3 and Section 4 shall terminate upon the Merger Closing. The termination of this Agreement shall not relieve any party from any liability arising in respect of any willful and material breach of this Agreement prior to such termination. Upon the termination of this Agreement (or any portion thereof), this Section 7 shall survive indefinitely.

7.2 Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered to the SPAC, PubCo, Fuji Solar and Shareholders in accordance with Section 13.3 of the Agreement and Plan of Merger (or to such other address as any party may have furnished to the others in writing in accordance herewith).

7.3 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8

7.4 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without the prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Each Shareholder hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by Company and its successors and assigns.

7.5 Fuji Solar. Each of PubCo, SPAC and Shareholders hereby acknowledges and agrees that (i) the PubCo Shareholder Share Transfer was consummated in compliance with the Prior Agreement, and (ii) Fuji Solar makes no representations or warranties of any kind under this Agreement, (iii) for the avoidance of doubt, Fuji Solar shall not be subject to any restrictions set forth under this Agreement, including the restrictions set forth in Section 4 and Section 6 hereof.

7.6 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

7.7 Amendment. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

7.8 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and the transactions contemplated hereby and supersedes any other agreements, whether written or oral, that may have been made or entered into by or between any of the parties hereto relating to the subject matter hereof or the transactions contemplated hereby.

7.9 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

7.10 Jurisdiction; Arbitration. Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The number of arbitrators shall be three. The arbitration proceedings shall be conducted in English. The Law of this arbitration clause shall be Hong Kong Law. The arbitration award shall be final and binding on the parties hereto and the parties hereto undertake to carry out any award without delay. A request by a party hereto to a court of competent jurisdiction for interim measures necessary to preserve such party’s rights, including pre-arbitration attachments or injunctions, shall not be deemed incompatible with, or a waiver of, this agreement to arbitrate.

9

7.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.12 Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at Law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at Law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.

[Signature pages follow]

10

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

SPAC	Blue World Acquisition Corporation

	By:	/s/ Liang Shi
	Name:	Liang Shi
	Title:	Chief Executive Officer and Director

[Signature Page to Amended and Restated Shareholder Lock-Up and Support Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

PubCo	TOYO Co., Ltd

	By:	/s/ RYU Junsei
	Name:	RYU Junsei
	Title:	Director

[Signature Page to Amended and Restated Shareholder Lock-Up and Support Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Fuji Solar	Fuji Solar Co., Ltd

	By:	/s/ RYU Junsei
	Name:	RYU Junsei
	Title:	Director

[Signature Page to Amended and Restated Shareholder Lock-Up and Support Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Shareholder	Belta Technology Company Limited

	By:	/s/ Cai Jianfeng
	Name:	Cai Jianfeng
	Title:	Director

[Signature Page to Amended and Restated Shareholder Lock-Up and Support Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Shareholder	BestTOYO Technology Company Limited

	By:	/s/ RYU Junsei
	Name:	RYU Junsei
	Title:	Director

[Signature Page to Amended and Restated Shareholder Lock-Up and Support Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Shareholder	WA Global Corporation

	By:	/s/ RYU Junsei
	Name:	RYU Junsei
	Title:	Director

[Signature Page to Amended and Restated Shareholder Lock-Up and Support Agreement]

Exhibit 10.2

Final Form

SPONSOR LOCK-UP AGREEMENT

THIS SPONSOR LOCK-UP AGREEMENT (this “Agreement”) is dated as of [*], 2024, by and between Blue World Holdings Limited, a Hong Kong private company limited by shares (the “Sponsor”), and TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement and Plan of Merger (as defined below), and this Agreement shall be interpreted, construed and applied in accordance with the rules of construction set forth in Section 1.3 of the Agreement and Plan of Merger (as defined below).

BACKGROUND

WHEREAS, Blue World Acquisition Corporation, a Cayman Islands exempted company (the “SPAC”), PubCo, TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo”), TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), Vietnam Sunergy Cell Company Limited, a Vietnamese company (the “Company”, together with PubCo, SinCo and Merger Sub, the “Group Companies”, or each individually, a “Group Company”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), and Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), Belta Technology Company Limited, a Cayman Islands exempted company, WA Global Corporation, a Cayman Islands exempted company, and BestTOYO Technology Company Limited, a Cayman Islands exempted company are parties to that certain Agreement and Plan of Merger dated August 10, 2023 (as amended by that certain Amendment to Agreement and Plan of Merger dated as of December 6, 2023, Amendment No. 2 to Agreement and Plan of Merger dated as of February 6, 2024, and Amendment No. 3 to Agreement and Plan of Merger dated as of [•], 2024, and as may be further amended, restated or supplemented, the “Agreement and Plan of Merger”) pursuant to which SPAC shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”), as a result of which, among others, all of the issued and outstanding securities of SPAC immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger and in accordance with the provisions of the Cayman Companies Act and other applicable Laws;

WHEREAS, as a condition of, and as a material inducement for the SPAC and PubCo to enter into and consummate the transactions contemplated by the Agreement and Plan of Merger, the Sponsor has agreed to execute and deliver this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1. REPRESENTATIONS AND WARRANTIES OF SPONSOR. The Sponsor hereby represents and warrants to PubCo as of the date of this Agreement as follows:

1.1 Organization. The Sponsor has been duly formed and is validly existing as a Hong Kong private company limited by shares in good standing under the Laws of Hong Kong, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Sponsor is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which the character of the property owned, leased or operated by it or the nature of the business conducted by it is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not prevent, impede or, in any material respect, interfere with, delay or adversely affect the ability of the Sponsor to perform its obligations under this Agreement and the documents contemplated hereby and consummate the transactions contemplated hereby and thereby.

1.2 Due Authorization. The Sponsor has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved. No other company proceeding on the part of the Sponsor is necessary to authorize the execution and delivery of this Agreement and the documents contemplated hereby or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by the Sponsor, and assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

1.3 Governmental Approvals. No consent of or with any Governmental Authority on the part of the Sponsor is required to be obtained or made in connection with the execution, delivery or performance by the Sponsor of this Agreement and the documents contemplated hereby or the consummation by the Sponsor of the transactions contemplated hereby and thereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications would not prevent, impede or, in any material respect, interfere with, delay or adversely affect the performance by the Sponsor of its obligations under this Agreement and the documents contemplated hereby.

1.4 No Conflict. The execution and delivery of this Agreement by the Sponsor and the other documents contemplated hereby by the Sponsor, the consummation of the transactions contemplated hereby and thereby and compliance with any of the provisions hereof and thereof by Sponsor do not and will not:

(a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of the Sponsor;

(b) violate or conflict with any provision of, or result in the breach of, or default under, or require any consent, waiver, exemption or approval under, any applicable Law or Governmental Order applicable to the Sponsor or any of its properties or assets;

2

(c) (i) violate or conflict with any provision of, or result in the breach of, (ii) result in the loss of any right or benefit under, (iii) give rise to any obligation to obtain any third party consent from any Person, (iv) accelerate the performance required by the Sponsor under, (v) constitute (with or without due notice or lapse of time or both) a default, (vi) result in the termination, withdrawal, suspension, cancellation or modification of, (vi) result in a right of termination or acceleration under, (vii) give rise to any obligation to make payments or provide compensation under, or (viii) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which the Sponsor is a party or by which the Sponsor may be bound; or

(d) result in the creation of any Lien upon any of the properties or assets of the Sponsor;

except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not prevent, impede or, in any material respect, interfere with, delay or adversely affect the ability of the Sponsor to perform it obligations under this Agreement and the documents contemplated hereby and consummate the transactions contemplated hereby and thereby.

1.5 Agreement and Plan of Merger. The Sponsor understands and acknowledges that the SPAC, PubCo, Merger Sub, the Company, SinCo and the Shareholders are entering into the Agreement and Plan of Merger in reliance upon the Sponsor’s execution and delivery of this Agreement. The Sponsor has received a copy of the Agreement and Plan of Merger, is familiar with the provisions of the Agreement and Plan of Merger and has consented to (and hereby consents to) the SPAC’s entry into the Agreement and Plan of Merger.

2. REPRESENTATIONS AND WARRANTIES OF PUBCO. PubCo hereby represents and warrants to the Sponsor as of the date of this Agreement as follows:

2.1 Organization. PubCo has been duly incorporated, organized or formed and is validly existing as an exempted company in good standing under the Laws of the Cayman Islands, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. It is duly licensed or qualified and in good standing as a foreign company in all jurisdictions in which the character of the property owned, leased or operated by it or the nature of the business conducted by it is such as to require it to be so licensed or qualified or in good standing (or equivalent status, to the extent that such concept exists) except where the failure to be so licensed or qualified or in good standing would not prevent, impede or, in any material respect, interfere with, delay or adversely affect its ability to perform its obligations under this Agreement and the documents contemplated hereby and consummate the transactions contemplated hereby and thereby.

2.2 Due Authorization. PubCo has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved. No other company proceeding on its part is necessary to authorize the execution and delivery of this Agreement and the documents contemplated hereby or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by it, and assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

3

2.3 No Conflict. The execution and delivery of this Agreement by PubCo and the other documents contemplated hereby by it, the consummation of the transactions contemplated hereby and thereby and compliance with any of the provisions hereof and thereof by it do not and will not:

(a) violate or conflict with any provision of, or result in the breach of or default under its Governing Documents,

(b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to it or any of its properties or assets,

(c) (i) violate or conflict with any provision of, or result in the breach of, (ii) result in the loss of any right or benefit under, (iii) give rise to any obligation to obtain any third party consent from any Person, (iv) accelerate the performance required by it under, (v) constitute (with or without due notice or lapse of time or both) a default, (vi) result in the termination, withdrawal, suspension, cancellation or modification of, (vii) result in a right of termination or acceleration under, (viii) give rise to any obligation to make payments or provide compensation under, or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which it is a party or by which it may be bound, or

(d) result in the creation of any Lien upon any of its properties or assets,

except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not prevent, impede or, in any material respect, interfere with, delay or adversely affect its ability to perform it obligations under this Agreement and the documents contemplated hereby and consummate the transactions contemplated hereby and thereby.

3. LOCK-UP.

(a) Subject to the exceptions set forth herein, during the Lock-up Period (as defined below), the Sponsor irrevocably agrees that the Sponsor will not (a) sell, assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the United States Securities and Exchange Commission promulgated thereunder with respect to, any of the Lock-up Securities (as defined below), (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Securities, whether any such transaction is to be settled by delivery of such Lock-up Securities, in cash or otherwise, (c) make public announcement of any intention to effect any transaction specified in clause (a) or (b), or (d) engage in any Short Sales (as defined below) with respect to any security of PubCo (the actions specified in clauses (a)-(d), collectively, “Transfer”).

4

(b) In furtherance of the foregoing, PubCo will (i) place an irrevocable stop order on all Lock-up Securities, including those which may be covered by a registration statement, and (ii) notify PubCo’s transfer agent in writing of the stop order and the restrictions on such Lock-up Securities under this Agreement and direct PubCo’s transfer agent not to process any attempts by the Sponsor to resell or transfer any Lock-up Securities, except in compliance with this Agreement.

(c) For purposes of this Agreement, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

(d) For purpose of this Agreement, the “Lock-up Period” means the period commencing on the Merger Closing Date and ending on the date that is the earlier to occur of (A) for 20% of the PubCo Ordinary Shares held, issuable, exercisable, exchangeable, or acquirable in respect of any Lock-up Securities, six (6) months after the Merger Closing Date, (ii) for 30% of the PubCo Ordinary Shares held, issuable, exercisable, exchangeable, or acquirable in respect of any Lock-up Securities, twelve (12) months after the Merger Closing Date and (iii) for 50% of PubCo Ordinary Shares held, issuable, exercisable, exchangeable, or acquirable in respect of any Lock-up Securities, eighteen (18) months after the Merger Closing Date, with the percentages set forth in this sentence applying to the aggregate holdings of the Lock-Up Securities held by all entities and individuals constituting the Sponsor; or (B) for all and any Lock-up Securities, the Automatic Release.

For the purpose of this Section 3(d), the “Automatic Release” shall occur upon the earlier of the following events after the Merger Closing: (i) the date on which the closing price of each PubCo Ordinary Share as reported by Bloomberg or, if not available on Bloomberg, as reported by Morningstar equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Merger Closing Date, or (ii) the date there is a Change of Control. A “Change of Control” means the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of the PubCo’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of the outstanding voting securities of the PubCo.

(e) For purposes of this Agreement, the “Lock-up Securities” shall include (i) PubCo Ordinary Shares issued to the Sponsor and its assignees in exchange of their SPAC Ordinary Shares (including but not limited to SPAC Ordinary Shares converted from SPAC Units immediately prior to the Merger Effective Time) upon the Merger Closing, (ii) PubCo Warrants issued to the Sponsor and its assignees in exchange for their SPAC Warrants (including but not limited to SPAC Warrants converted from SPAC Units immediately prior to the Merger Effective Time) upon the Merger Closing and PubCo Ordinary Shares issuable upon the exercise of such PubCo Warrants to purchase PubCo Ordinary Shares held by the Sponsor and its assignees immediately after the Merger Closing, and (iii) PubCo Ordinary Shares issued to the Sponsor and its assignees upon the cancellation of the right to receive PubCo Ordinary Shares in exchange for SPAC Rights converted from the SPAC Units upon the Merger Closing, and exclude the Excluded Securities.

5

For the purpose of this Section 3(e), the “Excluded Securities” shall include 400,000 PubCo Ordinary Shares held by the Sponsor immediately after the Merger Closing upon distribution by the Sponsor of such shares to its employees or advisors, provided that, the Excluded Securities shall remain Lock-up Securities prior to the above referenced distribution or transfer. The number of PubCo Ordinary Shares shall be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like occurred after the date hereof.

(f) The restrictions set forth herein shall not apply to Transfers or distributions to the Sponsor’s general or limited partners, members, stockholders, other equity holders or affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) or in the case that any of the foregoing is an individual, by virtue of Laws of descent and distribution upon death of the individual, provided, that such transferee agrees to be bound by the terms of this Agreement in writing, in form and substance reasonably satisfactory to PubCo.

4. NO ADDITIONAL FEES/PAYMENT. Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Sponsor in connection with this Agreement.

5. MISCELLANEOUS.

5.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered in accordance with Section 13.3 of the Agreement and Plan of Merger at the address below:

(a)	If to PubCo, to:

5F, Tennoz First Tower, 2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan.

Attention: Cui Changyan

Email: cui@abalance.jp

with copies to (which shall not constitute notice):

Cooley LLP

IFC – Tower 2, Level 35, Unit 3510

8 Century Avenue Pudong New Area

Shanghai 200120, China

Attention: Ruomu Li

Email: rrli@cooley.com

(b)	If to the Sponsor, to:

Blue World Acquisition Corporation

c/o: Blue World Holdings Limited

244 Fifth Avenue, Suite B-88

New York, NY 10001

Attn: Simon Liang Shi

Email: liang.shi@zeninpartners.com

6

with copies to (which shall not constitute notice):

Robinson & Cole LLP

Chrysler East Building

666 Third Avenue, 20th Floor

New York, New York 10017

Attn: Arila Zhou

Email: azhou@rc.com

or to such other address as any party may have furnished to the others in writing in accordance herewith.

5.2 Term and Termination. This Agreement shall be effective the date hereof and shall immediately terminate upon the earlier of (x) the termination of the Agreement and Plan of Merger pursuant to its terms, and (y) the date on which none of the PubCo, Sponsor or any holder of any Lock-Up Security have any rights or obligations hereunder; provided that, in the event that the Agreement and Plan of Merger is not terminated pursuant to its terms prior to the Merger Closing, Section 1 and Section 2 shall terminate upon the Merger Closing. The termination of this Agreement shall not relieve any party from any liability arising in respect of any willful and material breach of this Agreement prior to such termination. Upon the termination of this Agreement (or any portion thereof), Section 5 shall survive indefinitely.

5.3 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.4 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other party and any such transfer without the prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. The Sponsor hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by Company and its successors and assigns.

5.5 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

5.6 Amendment. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

7

5.7 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and the transactions contemplated hereby and supersedes any other agreements, whether written or oral, that may have been made or entered into by or between the parties hereto relating to the subject matter hereof or the transactions contemplated hereby.

5.8 Further Assurances. Each party hereto shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

5.9 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

5.10 Jurisdiction; Arbitration. Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The number of arbitrators shall be three. The arbitration proceedings shall be conducted in English. The Law of this arbitration clause shall be Hong Kong Law. The arbitration award shall be final and binding on the parties hereto and the parties hereto undertake to carry out any award without delay. A request by a party hereto to a court of competent jurisdiction for interim measures necessary to preserve such party’s rights, including pre-arbitration attachments or injunctions, shall not be deemed incompatible with, or a waiver of, this agreement to arbitrate.

5.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.12 Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at Law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at Law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.

[Signature Page Follows]

8

IN WITNESS WHEREOF, the parties hereto have caused this Sponsor Lock-up Agreement to be duly executed by their resective authorized signatories as of the date first indicated above.

PubCo	TOYO CO., LTD

By:
Name:
Title:

Signature Page to Sponsor Lock-up Agreement

9

IN WITNESS WHEREOF, the parties hereto have caused this Sponsor Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Sponsor:	Blue World Holdings Limited

By:
	Name:	Liang Shi
	Title:	Director

Signature Page to Sponsor Lock-up Agreement

10

Exhibit 10.3

Final Form

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of , 2024 is made and entered into by and among TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), and each of the undersigned parties listed on the signature pages hereto under “Holders” (together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, each a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, Blue World Acquisition Corporation, a Cayman Islands exempted company (“SPAC”), PubCo, TOYOone Limited, a Cayman Islands exempted company (the “Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company (the “Company”, together with PubCo, Merger Sub and SinCo, the “Group Companies”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company, Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), Belta Technology Company Limited, a Cayman Islands exempted company, WA Global Corporation, a Cayman Islands exempted company, and BestTOYO Technology Company Limited, a Cayman Islands exempted company are parties to that certain Agreement and Plan of Merger dated as of August 10, 2023, as amended by that certain Amendment to Agreement and Plan of Merger dated as of December 6, 2023, Amendment No. 2 to Agreement and Plan of Merger dated as of February 6, 2024 and Amendment No. 3 to Agreement and Plan of Merger dated as of February [●], 2024 (as may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, following the consummation of a series of transactions involving the Group Companies, SPAC shall merge with and into Merger Sub, with Merger Sub continuing as the surviving entity (the “Merger”), as a result of which, among others, all of the issued and outstanding securities of SPAC immediately prior to the Merger Effective Time (as defined in the Merger Agreement) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of the Companies Act (as revised) of the Cayman Islands and other applicable laws;

WHEREAS, in connection with the Business Combination (as defined below), PubCo and the Holders desire to enter into this Agreement, pursuant to which PubCo shall grant the Holders certain registration rights with respect to certain securities of PubCo, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1. Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Agreement” shall have the meaning given in the Preamble.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of PubCo, after consultation with counsel to PubCo, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) PubCo has a bona fide business purpose for not making such information public.

“Board” shall mean the Board of Directors of PubCo.

“Business Combination” shall have the meaning set forth in the Merger Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in the Cayman Islands, Japan, Singapore, Vietnam or New York or governmental authorities in the Cayman Islands, Japan, Singapore, Vietnam or New York are authorized or required by law to close.

“Commission” shall mean the Securities and Exchange Commission.

“Class A Ordinary Shares” shall mean the Class A ordinary shares of SPAC, par value $0.0001 per share.

“Converted Fuji Solar Loan Shares” shall mean PubCo Ordinary Shares issued or issuable with respect to any Fuji Solar Loan Shares.

“Converted SPAC Founder Shares” shall mean PubCo Ordinary Shares issued or issuable with respect to any SPAC Founder Shares in connection with the Merger under the Merger Agreement.

“Converted SPAC Private Shares” shall mean PubCo Ordinary Shares issued or issuable with respect to any SPAC Private Shares in connection with the Merger under the Merger Agreement.

“Converted SPAC Representative Shares” shall mean PubCo Ordinary Shares issued or issuable with respect to any SPAC Representative Shares in connection with the Merger under the Merger Agreement.

“Converted SPAC Shares” shall mean in aggregate (i) the Converted SPAC Founder Shares, (ii) the Converted SPAC Private Shares; (iii) the Converted SPAC Representative Shares; and (iv) the Converted SPAC Working Capital Loan Shares.

“Converted SPAC Working Capital Loan Shares” shall mean PubCo Ordinary Shares issued or issuable with respect to any SPAC Working Capital Loan Shares.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demanding Holder” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form F-1” shall mean a Registration Statement on Form F-1 or any comparable successor form or forms thereto.

“Form F-3” shall mean a Registration Statement on Form F-3 or any comparable successor form or forms thereto.

“Fuji Solar Founder Shares” shall mean, collectively (a) 100,000 SPAC Class B Ordinary Shares to be transferred by Sponsor to Fuji Solar immediately prior to or upon the Merger Closing, and (b) 400,000 SPAC Class B Ordinary Shares that was transferred by the Sponsor to Fuji Solar prior to the Merger Closing.

“Fuji Solar Loan Shares” shall mean all Class A Ordinary Shares included as part of the private units Fuji Solar acquired upon conversion of any loan that has been or to be made to SPAC by Fuji Solar or its designee and evidenced by a promissory note, loan agreement or similar document, for the purpose of financing costs, expenses, extension related costs and deposits and other obligations incurred by SPAC for the Transactions, including but not limited to the loans made or to be made pursuant to Section 9.7 (a) and Section 10.2 (a)(iv) of the Merger Agreement.

“Holders” shall have the meaning given in the Preamble.

“Lock-up Agreement” shall mean each and any lock-up agreement executed by a Holder in connection with the transactions contemplated under the Merger Agreement prior to the Merger Closing.

“Lock-up Period” shall mean, with respect to a Holder, the lock-up period applicable to such Holder as set forth in the Lock-up Agreement by and between PubCo and such Holder.

“Merger Closing” shall have the meaning set forth in the Merger Agreement.

“Merger Effective Time” shall have the meaning set forth in the Merger Agreement.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“PubCo” shall have the meaning given in the Preamble.

“PubCo Ordinary Shares” shall mean the ordinary shares in the capital of PubCo.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period applicable to such Holder under each Lock-up Agreement, this Agreement, and any other applicable agreement between such Holder and PubCo, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Securities” shall mean collectively, (a) Tranche A Registrable Securities, and (b) Tranche B Registrable Securities; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by PubCo and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which PubCo Ordinary Shares are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for PubCo;

(E) reasonable fees and disbursements of all independent registered public accountants of PubCo incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Sellers” shall mean the holders of PubCo Ordinary Shares issued and outstanding immediately prior to the Merger Effective Time.

“Sponsor” shall mean Blue World Holdings Limited, a Hong Kong private company limited by shares.

“Securities Act” shall mean the United States Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“SPAC Founder Shares” shall mean 2,300,000 Class B ordinary shares of SPAC, par value $0.0001 per share, initially acquired by the Sponsor pursuant to a certain founder shares purchase agreement dated August 5, 2021.

“SPAC Private Shares” shall mean 424,480 Class A Ordinary Shares, included as part of the private units initially acquired by the Sponsor and Maxim Group LLC pursuant to certain private placement shares purchase agreements dated January 31, 2022.

“SPAC Representative Shares” shall mean 40,000 Class A Ordinary Shares issues to Maxim Group LLC as part of representative compensation pursuant to a certain underwriting agreement dated January 31, 2022.

“SPAC Working Capital Loan Shares” shall mean all Class A Ordinary Shares, included as part of the private units that Sponsor acquired upon conversion of any Working Capital Loan (as such term is defined in the Merger Agreement).

“Tranche A Registrable Securities” shall mean collectively the Converted SPAC Private Shares, the Converted SPAC Working Capital Loan Shares, the Converted SPAC Founder Shares (for the avoidance of doubt, excluding Converted SPAC Founder Shares issuable upon conversion of the Fuji Solar Founder Shares) and any other equity security of PubCo issued or issuable with respect to any of the Converted SPAC Private Shares, the Converted SPAC Working Capital Loan Shares and the Converted SPAC Founder Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.

“Tranche B Registrable Securities” shall mean collectively (i) the PubCo Ordinary Shares that the Sellers or Fuji Solar will hold immediately following the Merger Effective Time (for the avoidance of doubt, including the Earnout Shares, Converted SPAC Founder Shares issuable upon conversion of the Fuji Solar Founder Shares, and any Converted Fuji Solar Loan Shares), (ii) the PubCo Ordinary Shares issuable upon exercise of any PubCo Warrant (as defined in the Merger Agreement) that the Sellers or Fuji Solar will hold immediately following the Merger Effective Time, and (iii) and any other equity security of PubCo issued or issuable with respect to any of the foregoing PubCo Ordinary Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of PubCo are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II
REGISTRATIONS

2.1. Demand Registration.

2.1.1. Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.5 hereof, at any time and from time to time on or after (A) the date PubCo consummates the Business Combination with respect to the Tranche A Registrable Securities, or (B) the date PubCo consummates the Business Combination with respect to the Tranche B Registrable Securities, (i) the Holders of at least a majority in interest of the then-outstanding number of the Tranche A Registrable Securities, and (ii) the Holders of at least a majority in interest of the then-outstanding number of the Tranche B Registrable Securities (each such Holders of the same tranche of the relevant Registrable Securities, the “Demanding Holders”) may make a written demand for Registration under the Securities Act of all or part of their respective Registrable Securities in that tranche on Form F-3 (or, if Form F-3 is not available to be used by PubCo at such time, on Form F-1 or another appropriate form permitting Registration of the relevant Registrable Securities for resale by such Demanding Holders), which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). PubCo shall, within ten (10) days of PubCo’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify PubCo, in writing, within five (5) days after the receipt by the Holder of the notice from PubCo. Upon receipt by PubCo of any such written request, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and PubCo shall effect, as soon thereafter as practicable after PubCo’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall PubCo be obligated to effect, (i) with respect to any Tranche A Registrable Securities, more than an aggregate of one (1) Registration pursuant to a Demand Registration under this subsection 2.1.1, and (ii) with respect to any Tranche B Registrable Securities, more than an aggregate of one (1) Registration pursuant to a Demand Registration under this subsection 2.1.1.

2.1.2. Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) PubCo has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify PubCo in writing, but in no event later than five (5) days, of such election; and provided, further, that PubCo shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.3. Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.5 hereof, if a majority-in-interest of the Demanding Holders so advise PubCo as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.1.4. Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises PubCo, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other PubCo Ordinary Shares or other equity securities that PubCo desires to sell and PubCo Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then PubCo shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) on a pro rata basis based on the respective number of Registrable Securities that each such Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that such Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities (such proportion is referred to herein as “Pro Rata”); (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), PubCo Ordinary Shares or other equity securities of other persons or entities that PubCo is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5. Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.

2.2. Piggyback Registration.

2.2.1. Piggyback Rights. If, at any time on or after the date PubCo consummates the Business Combination, PubCo proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of PubCo (or by PubCo and by the shareholders of PubCo including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to PubCo’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of PubCo or (iv) for a dividend reinvestment plan, then PubCo shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). PubCo shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of PubCo included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by PubCo.

2.2.2. Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises PubCo and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of PubCo Ordinary Shares that PubCo desires to sell, taken together with (i) PubCo Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) PubCo Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of PubCo, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for PubCo’s account, PubCo shall include in any such Registration (A) first, PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Tranche A Registrable Securities and the Tranche B Registrable Securities on a Pro Rata basis, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), PubCo Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of PubCo, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then PubCo shall include in any such Registration (A) first, PubCo Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Tranche A Registrable Securities and the Tranche B Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 on a Pro Rata basis, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), PubCo Ordinary Shares or other equity securities for the account of other persons or entities that PubCo is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3. Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. PubCo (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.3. Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.4. Registrations on Form F-3. The Holders of Registrable Securities may at any time, and from time to time, request in writing that PubCo, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form F-3; provided, however, that PubCo shall not be obligated to effect such request through an Underwritten Offering. Within five (5) days of PubCo’s receipt of a written request from a Holder or Holders of Registrable Securities for a Registration on Form F-3, PubCo shall promptly give written notice of the proposed Registration on Form F-3 to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration on Form F-3 shall so notify PubCo, in writing, within ten (10) days after the receipt by the Holder of the notice from PubCo. As soon as practicable thereafter, but not more than thirty (30) days after PubCo’s initial receipt of such written request for a Registration on Form F-3, PubCo shall prepare and file or cause to be prepared and filed with the Commission a Registration Statement relating to all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that PubCo shall not be obligated to effect any such Registration pursuant to this Section 2.4 hereof if (i) a Form F-3 is not available for such offering; or (ii) the Holders of Registrable Securities, together with the Holders of any other equity securities of PubCo entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $10,000,000.

2.5. Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to PubCo’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a PubCo initiated Registration and provided that PubCo has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and PubCo and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to PubCo and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case PubCo shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to PubCo for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, PubCo shall have the right to defer such filing for a period of not more than thirty (30) days; provided, however, that PubCo shall not defer its obligation in this manner more than once in any 12 month period.

ARTICLE III
COMPANY PROCEDURES

3.1. General Procedures. If at any time on or after the date PubCo consummates the Business Combination, PubCo is required to effect the Registration of Registrable Securities, PubCo shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto PubCo shall, as expeditiously as possible:

3.1.1. prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2. prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by PubCo or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3. prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4. prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of PubCo and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5. cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by PubCo are then listed;

3.1.6. provide a transfer agent, warrant agent or right agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7. advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8. at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel;

3.1.9. notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10. permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders, or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to PubCo, prior to the release or disclosure of any such information and provided further, PubCo may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments PubCo shall include unless contrary to applicable law;

3.1.11. obtain a “cold comfort” letter from PubCo’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12. on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing PubCo for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13. in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14. make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of PubCo’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15. if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $51,000,000, use its reasonable efforts to make available senior executives of PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16. otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2. Registration Expenses. The Registration Expenses of all Registrations shall be borne by PubCo. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3. Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of PubCo pursuant to a Registration initiated by PubCo hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by PubCo and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4. Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from PubCo that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that PubCo hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by PubCo that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (i) require PubCo to make an Adverse Disclosure, (ii) require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control or (iii) in good faith judgment of the majority of the Board, be seriously detrimental to PubCo, and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, PubCo may, upon giving prompt written notice of such action to the Holders (which notice shall specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by PubCo to be necessary for such purpose, provided that the filing of such Registration Statement shall not be delayed for more than ninety (90) days in any 12-month period. In the event PubCo exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. PubCo shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5. Reporting Obligations. As long as any Holder shall own Registrable Securities, PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. PubCo further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell PubCo Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, PubCo shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1. Indemnification.

4.1.1. PubCo agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to PubCo by such Holder expressly for use therein. PubCo shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to PubCo in writing such information and affidavits as PubCo reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify PubCo, its directors and officers and agents and each person who controls PubCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of PubCo. For the avoidance of doubt, the obligation to indemnify under this Section 4.1.2 shall be several, not joint and several, among the Holders of Registrable Securities, and the total indemnification liability of a Holder under this Section 4.1.2 shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.1.3. Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

4.1.5. If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1. Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt); and (d) if sent by registered post, five (5) days after posting. The initial addresses and email addresses of the parties for the purpose of this Agreement are:

if to PubCo:

TOYO Co., Ltd

5F, Tennoz First Tower，2-2-4， Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan.

Attention: Cui Changyan

Email: cui@abalance.jp

if to a Holder, to the address set forth on such Holder’s signature page hereto, or to such other address as any party may have furnished to the others in writing in accordance herewith

5.2. Assignment; No Third Party Beneficiaries.

5.2.1. This Agreement and the rights, duties and obligations of PubCo hereunder may not be assigned or delegated by PubCo in whole or in part.

5.2.2. Prior to the expiration of the Lock-up Period applicable to a Holder, as the case may be, such Holder may not assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement. After the expiration of the Lock-up Period applicable to a Holder, as the case may be, such Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any transferee.

5.2.3. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4. This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5. No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate PubCo unless and until PubCo shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to PubCo, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3. Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

5.5. Arbitration; Waiver of Jury Trial. Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The number of arbitrators shall be three. The arbitration proceedings shall be conducted in English. The law of this arbitration clause shall be Hong Kong law. The arbitration award shall be final and binding on the parties and the parties undertake to carry out any award without delay. A request by a party hereto to a court of competent jurisdiction for interim measures necessary to preserve such party’s rights, including pre-arbitration attachments or injunctions, shall not be deemed incompatible with, or a waiver of, this agreement to arbitrate. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 5.5.

EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

5.6. Amendments and Modifications. Upon the written consent of PubCo and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of capital stock of PubCo, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or PubCo and any other party hereto or any failure or delay on the part of a Holder or PubCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or PubCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7. Other Registration Rights. PubCo represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration filed by PubCo for the sale of securities for its own account or for the account of any other person. Further, PubCo represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8. Term. This Agreement shall terminate upon the earlier of (i) the fifth anniversary of the date of this Agreement or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale and without compliance with the current public reporting requirements set forth under Rule 144(i)(2). The provisions of Section 3.5 and ARTICLE IV shall survive any termination.

5.9. Termination of Prior Agreement. Each Holder that is also a party to the registration rights agreement entered into by and among such Holder, SPAC and certain other parties thereto dated January 31, 2022 (“Prior Agreement”) hereby consents that upon such Holder’s execution and delivery of this Agreement, the Prior Agreement shall be automatically terminated without further force and effect with respect to such Holder.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

TOYO Co., Ltd

By:
Name:
Title:

[Signature Page to the Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDERS:

Blue World Holdings Limited

By:
Name:	Liang Shi
Title:	Manager

Maxim Group LLC

By:
Name:	Clifford A. Teller
Title:	Executive Managing Director, Head of Investment Banking

Alfred J. Hickey

Buhdy Sin Swee Bok

Zhenyu Li

[Signature Page to the Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDERS:

Fuji Solar Co., Ltd

By:
Name:
Title:
Address:

Belta Technology Company Limited

By:
Name:
Title:
Address:

WA Global Corporation

By:
Name:
Title:
Address:

BestTOYO Technology Company Limited

By:
Name:
Title:
Address:

[Signature Page to the Registration Rights Agreement]

Exhibit 10.4

Final Form

ASSIGNMENT, ASSUMPTION AND AMENDED & RESTATED WARRANT AGREEMENT

This ASSIGNMENT, ASSUMPTION AND AMENDED & RESTATED WARRANT AGREEMENT (this “Agreement”) is made as of (the “Effective Date”) among Blue World Acquisition Corporation, a Cayman Islands exempted company, with offices at 244 Fifth Avenue, Suite B-88, New York, NY 10001 (“SPAC”), TOYO Co., Ltd, a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, with offices at 1 State Street, New York, New York 10004, as warrant agent (“Warrant Agent”).

WHEREAS, SPAC and the Warrant Agent are parties to that certain Warrant Agreement, dated as of January 31, 2022 (the “Existing Warrant Agreement”);

WHEREAS, SPAC engaged in a public offering (the “Public Offering”) of 9,200,000 units, each unit (the “Public Units”) comprised of one Class A ordinary share of SPAC, par value $0.0001 per share (“SPAC Class A Ordinary Shares”), one-half (1/2) of one redeemable warrant, where each whole warrant entitles the holder to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as described herein, and one right to receive one-tenth (1/10) of one SPAC Class A Ordinary Share upon the consummation of an initial business combination, and, in connection therewith, has issued and delivered 4,600,000 warrants (the “Public Warrants”) to the public investors in connection with the Public Offering;

WHEREAS, SPAC has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1, No. 333-261585 (“Registration Statement”) and prospectus (the “Prospectus”), for the registration, under the Securities Act of 1933, as amended (“Act”) of, among other securities, the Public Warrants;

WHEREAS, SPAC issued to its sponsor, Blue World Holdings Limited (the “Sponsor”), simultaneously with the closing of the Public Offering, 378,480 units (the “Private Units”), each containing one SPAC Class A Ordinary Share, one-half of one warrant (the “Private Warrants”) and one right to receive one-tenth (1/10) of one SPAC Class A Ordinary Share upon the consummation of an initial business combination (the “Private Rights”). Each whole Private Warrant exercisable to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share; and

WHEREAS, SPAC issued 23,000 warrants to Maxim Group LLC (the “Representative”), which warrants are identical to the Public Warrants, subject to compliance with FINRA Rule 5110 (“Representative Warrants”); and

WHEREAS, SPAC may issue up to an additional 160,000 units (the “Working Capital Units”) at a price of $10.00 per Working Capital Unit, with each Working Capital Unit consisting of one SPAC Class A Ordinary Share, one-half (1/2) of one warrant (a whole warrant of each such warrant, a “Working Capital Warrant”) and one right to receive one-tenth (1/10) of one SPAC Class A Ordinary Share upon the consummation of an initial business combination (the “Working Capital Rights”), in satisfaction of certain working capital loans made by the SPAC’s officers, directors, initial shareholders and their affiliates;

WHEREAS, SPAC may issue (i) additional units pursuant to Section 10.2(a)(iv) of the Merger Agreement, each consisting of one SPAC Class A Ordinary Share, one-half (1/2) of one warrant and one right to receive one-tenth (1/10) of one SPAC Class A Ordinary Share upon the consummation of an initial business combination to Fuji Solar (as defined below) or its designee, and (ii) additional warrants, if any, exercisable to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share in connection with Transaction Financings (as defined in the Merger Agreement) (a whole warrant of each such warrant referred to in (i) or (ii), an “Additional Private Warrant”);

WHEREAS, SPAC may issue up to 184,864 units (the “Extension Loan Units” and together with the Public Units, the Private Units, and the Working Capital Units, the “Units”) at a price of $10.00 per Extension Loan Unit, with each Extension Loan Unit consisting of one SPAC Class A Ordinary Share, one-half (1/2) of one warrant (a whole warrant of each such warrant, an “Extension Loan Warrant” and together with the Public Warrants, Private Warrants, Working Capital Warrants and Additional Private Warrants, the “Warrants”) and one right to receive one-tenth (1/10) of one SPAC Class A Ordinary Share upon the consummation of an initial business combination (the “Extension Loan Rights”), for each loan made by the Sponsor, its affiliates or designees in connection with the extensions of the period for SPAC’s initial business combination as contemplated in SPAC’s amended and restated memorandum and articles of association;

WHEREAS, the Company, SPAC, TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares, Vietnam Sunergy Cell Company Limited, a Vietnamese company, Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), Belta Technology Company Limited, a Cayman Islands exempted company, WA Global Corporation, a Cayman Islands exempted company, and BestTOYO Technology Company Limited, a Cayman Islands exempted company are parties to that certain Agreement and Plan of Merger dated August 10, 2023 (as amended, modified or supplemented from time to time, the “Merger Agreement”);

WHEREAS, upon the terms and subject to the conditions of the Merger Agreement, at the Merger Effective Time (as defined in the Merger Agreement), SPAC will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity after such merger and becoming a direct, wholly-owned subsidiary of the Company (the “Merger”);

WHEREAS, upon consummation of the Merger, as provided in Section 4.5 of the Existing Warrant Agreement, (i) the Warrants will no longer be exercisable for SPAC Class A Ordinary Share, but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for a number of ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), equal to the number of SPAC Class A Ordinary Share for which such warrants were exercisable immediately prior to the Merger, subject to adjustment as described herein (such warrants as so adjusted and amended, the “Warrants”) and (ii) the Warrants shall be assumed by the Company;

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, SPAC desires to assign to the Company, and the Company desires to assume, all of SPAC’s rights, interests and obligations under the Existing Warrant Agreement;

WHEREAS, the consummation of the transactions contemplated by the Merger Agreement will constitute a Business Combination as defined in the Existing Warrant Agreement;

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that SPAC and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any registered holder for the purpose of (i) curing any ambiguity or correcting any defective provision or mistake contained therein, including to conform the provisions thereof to the description of the terms of the Warrants and the Existing Warrant Agreement set forth in the Registration Statement and the Prospectus, and (ii) adding or changing any provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the registered holders thereunder;

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption, and exercise of the Warrants;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding, and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Assignment and Assumption; Amendment; Appointment of Warrant Agent.

1.1. Assignment and Assumption. SPAC hereby assigns to the Company all of SPAC’s right, title and interest in and to the Existing Warrant Agreement and the Warrants (each as amended hereby) as of the Merger Closing (as defined in the Merger Agreement). The Company hereby assumes, and agrees to pay, perform, satisfy, and discharge in full, as the same become due, all of SPAC’s liabilities and obligations under the Existing Warrant Agreement and the Warrants (each as amended hereby) arising from and after the Closing (as defined in the Merger Agreement).

1.2. Amendment. SPAC and the Warrant Agent hereby amend and restate the Existing Warrant Agreement and the Warrants issued thereunder in accordance with Section 9.8 of the Existing Warrant Agreement in its entirety in the form of this Agreement as of the Merger Closing (as defined in the Merger Agreement), such that the rights and obligations of the Warrants issued under the Existing Warrant Agreement shall be governed by the terms of this Agreement. SPAC and Warrant Agent hereby acknowledge and agree that the amendments and restatements to the Existing Warrant Agreement as set forth in this Agreement are necessary or desirable and that such amendments and restatements do not adversely affect the interests of the registered holders.

2

1.3. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2. Warrants.

2.1. Form of Warrant. Each Warrant shall be issued in registered form only, shall be in substantially the form of Exhibit A hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of, the Chairman of the Board of Directors or Chief Executive Officer and Treasurer, Secretary or Assistant Secretary of the Company and shall bear a facsimile of the Company’s seal. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

2.2. Uncertificated Warrants. Notwithstanding anything herein to the contrary, any Public Warrant may be issued in uncertificated or book-entry form through the Warrant Agent and/or the facilities of The Depository Trust Company (the “Depositary”) or other book-entry depositary system, in each case as determined by the Board of Directors of the Company or by an authorized committee thereof. Any Public Warrant so issued shall have the same terms, force and effect as a certificated Warrant that has been duly countersigned by the Warrant Agent in accordance with the terms of this Agreement.

2.3. Effect of Countersignature. Except with respect to uncertificated Warrants as described above, unless and until countersigned by the Warrant Agent pursuant to this Agreement, a Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.

2.4. Registration.

2.4.1. Warrant Register. The Warrant Agent shall maintain books (“Warrant Register”) for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company.

2.4.2. Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant is then registered in the Warrant Register (“registered holder”) as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on the Warrant certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

2.5. [Reserved].

2.6. Private Warrant, Working Capital Warrant, and Extension Loan Warrant Attributes. The Private Warrants, Working Capital Warrants, and Extension Loan Warrants will be issued in the same form as the Public Warrants.

3. Terms and Exercise of Warrants

3.1. Warrant Price. Each whole Warrant shall, when countersigned by the Warrant Agent (except with respect to uncertificated Warrants), entitle the registered holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Ordinary Shares stated therein, at the price of $11.50 per share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this Agreement refers to the price per share at which the Ordinary Shares may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days; provided, that the Company shall provide at least twenty (20) days’ prior written notice of such reduction to registered holders of the Warrants and, provided further that any such reduction shall be applied consistently to all of the Warrants.

3

3.2. Duration of Warrants. A Warrant may be exercised only during the period commencing on 30 days after the Effective Date, and terminating at 5:00 p.m., New York City time on the earlier to occur of (i) five years from the Effective Date, and (ii) at 5:00 p.m., New York City time on the Redemption Date as provided in Section 6.2 of this Agreement (“Expiration Date”). The period of time from the date the Warrants will first become exercisable until the expiration of the Warrants shall hereafter be referred to as the “Exercise Period.” Except with respect to the right to receive the Redemption Price (as set forth in Section 6 hereunder), as applicable, each outstanding Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m., New York City time, on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, however, that the Company will provide at least twenty (20) days’ prior written notice of any such extension to registered holders and, provided further that any such extension shall be applied consistently to all of the Warrants.

3.3. Exercise of Warrants.

3.3.1. Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant, when countersigned by the Warrant Agent, may be exercised by the registered holder thereof by surrendering it, at the office of the Warrant Agent, or at the office of its successor as Warrant Agent, in the Borough of Manhattan, City and State of New York, with the subscription form, as set forth in the Warrant, duly executed, and by paying in full the Warrant Price for each Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Ordinary Shares and the issuance of such Ordinary Shares, as follows:

(a) in lawful money of the United States, by good certified check or wire payable to the Warrant Agent; or

(b) in the event of redemption pursuant to Section 6 hereof in which the Company’s management has elected to force all holders of Warrants to exercise such Warrants on a “cashless basis,” by surrendering the Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the difference between the Warrant Price and the “Fair Market Value” (defined below) by (y) the Fair Market Value. Solely for purposes of this Section 3.3.1(b), the “Fair Market Value” shall mean the average reported last sale price of Ordinary Shares or the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of the Warrants pursuant to Section 6 hereof; or

(c) in the event the registration statement required by Section 7.4 hereof is not effective and current within ninety (90) days after the Effective Date, by surrendering such Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “Fair Market Value” by (y) the Fair Market Value; provided, however, that no cashless exercise shall be permitted unless the Fair Market Value is equal to or higher than the exercise price. Solely for purposes of this Section 3.3.1(c), the “Fair Market Value” shall mean the average reported last sale price of Ordinary Shares for the ten (10) trading days prior to the date of exercise.

3.3.2. Issuance of Ordinary Shares. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price (if any), the Company shall issue to the registered holder of such Warrant a certificate or certificates, or book entry position, for the number of Ordinary Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new countersigned Warrant, or book entry position, for the number of shares as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, in no event will the Company be required to net cash settle the Warrant exercise. No Warrant shall be exercisable for cash and the Company shall not be obligated to issue shares of Ordinary Shares upon exercise of a Warrant unless the Ordinary Shares issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the condition in the immediately preceding sentence is not satisfied with respect to a Warrant, the holder of such Warrant shall not be entitled to exercise such Warrant for cash and such Warrant may have no value and expire worthless. Warrants may not be exercised by, or securities issued to, any registered holder in any state in which such exercise would be unlawful.

4

3.3.3. Valid Issuance. All Ordinary Shares issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and nonassessable.

3.3.4. Date of Issuance. Each person in whose name any book entry position or certificate for Ordinary Shares is issued shall for all purposes be deemed to have become the holder of record of such shares on the date on which the Warrant, or book entry position representing such Warrant, was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the share transfer books of the Company or book entry system of the Warrant Agent are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the share transfer books or book entry system are open.

3.3.5. Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by such person and its affiliates shall include the number of Ordinary Shares issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred shares or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding Ordinary Shares, the holder may rely on the number of outstanding shares of Ordinary Shares as reflected in (1) the Company’s most recent annual report on Form 20-F, current report on Form 6-K or other public filing with the SEC as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of outstanding Ordinary Shares was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

4. Adjustments.

4.1. Share Dividends; Split Ups. If after the date hereof, the number of outstanding Ordinary Shares is increased by a share dividend payable in Ordinary Shares, or by a split up of Ordinary Shares, or other similar event, then, on the effective date of such share dividend, split up or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in outstanding Ordinary Shares.

4.2. Aggregation of Shares. If after the date hereof, the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding Ordinary Shares.

5

4.3. Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the Ordinary Shares or other shares of the Company’s share capital into which the Warrants are convertible (an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and the fair market value (as determined by the Company’s Board of Directors, in good faith) of any securities or other assets paid in respect of such Extraordinary Dividend divided by all outstanding shares of the Company at such time (whether or not any shareholders waived their right to receive such dividend); provided, however, that none of the following shall be deemed an Extraordinary Dividend for purposes of this provision: (a) any adjustment described in subsection 4.1 above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 per share (taking into account all of the outstanding shares of the Company at such time (whether or not any shareholders waived their right to receive such dividend) and as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of Ordinary Shares issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50, or (c) any payment in connection with the Company’s liquidation. Solely for purposes of illustration, if the Company, at a time while the Warrants are outstanding and unexpired, pays a cash dividend of $0.35 and previously paid an aggregate of $0.40 of cash dividends and cash distributions on the Ordinary Shares during the 365-day period ending on the date of declaration of such $0.35 dividend, then the Warrant Price will be decreased, effectively immediately after the effective date of such $0.35 dividend, by $0.25 (the absolute value of the difference between $0.75 (the aggregate amount of all cash dividends and cash distributions paid or made in such 365-day period, including such $0.35 dividend) and $0.50 (the greater of (x) $0.50 and (y) the aggregate amount of all cash dividends and cash distributions paid or made in such 365-day period prior to such $0.35 dividend)). Furthermore, solely for the purposes of illustration, if following the Effective Date, there were total shares outstanding of 100,000,000 and the Company paid a $1.00 dividend to 17,500,000 of such shares (with the remaining 82,500,000 shares waiving their right to receive such dividend), then no adjustment to the Warrant Price would occur as a $17.5 million dividend payment divided by 100,000,000 shares equals $0.175 per share which is less than $0.50 per share.

4.4. Adjustments in Exercise Price. Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as provided in Sections 4.1 and 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Ordinary Shares so purchasable immediately thereafter.

4.5. Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding Ordinary Shares (other than a change covered by Section 4.1, 4.2 or 4.3 hereof or that solely affects the par value of Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Warrant holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Warrant holder would have received if such Warrant holder had exercised his, her or its Warrant(s) immediately prior to such event. If any reclassification also results in a change in the Ordinary Shares covered by Section 4.1, 4.2 or 4.3, then such adjustment shall be made pursuant to Sections 4.1, 4.2, 4.3, 4.4 and this Section 4.5. The provisions of this Section 4.5 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant. Notwithstanding anything to the contrary herein, in the event of any tender offer for Ordinary Shares, the offeror shall not make any tender offer for Warrants if the effect of such offer would be to require the Warrants to be accounted for as liabilities under applicable accounting principles.

6

4.6. [Reserved.]

4.7. Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3, 4.4, or 4.5, then, in any such event, the Company shall give written notice to each Warrant holder, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.8. No Fractional Warrants or Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional shares upon exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number of Ordinary Shares to be issued to the Warrant holder.

4.9. Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of shares as is stated in the Warrants initially issued pursuant to this Agreement. However, the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

4.10. Other Events. In case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

5. Transfer and Exchange of Warrants.

5.1. Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, properly endorsed with signatures, in the case of certificated Warrants, properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. In the case of certificated Warrants, the Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

5.2. Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, either in certificated form or in book entry position, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants, or book entry positions, as requested by the registered holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend, the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange therefor until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.3. Fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which will result in the issuance of a warrant certificate or book-entry position for a fraction of a Warrant, except as part of the Units.

5.4. Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

7

5.5. Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

6. Redemption.

6.1. Redemption. Not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the office of the Warrant Agent, upon the notice referred to in Section 6.2, at the price of $0.01 per Warrant (“Redemption Price”), provided that the closing price of the Ordinary Shares equals or exceeds $16.50 per share (subject to adjustment in accordance with Section 4 hereof) (the “Redemption Trigger Price”), on each of twenty (20) trading days within any thirty (30) trading day period commencing after the Warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given and provided that there is an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1(b); provided, however, that if and when the Public Warrants (as amended hereby) become redeemable by the Company, the Company may not exercise such redemption right if the issuance of Ordinary Shares upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

6.2. Date Fixed for, and Notice of, Redemption. In the event the Company shall elect to redeem all of the Warrants that are subject to redemption, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date to the registered holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice.

6.3. Exercise After Notice of Redemption. The Public Warrants (as amended hereby) may be exercised, for cash (or on a “cashless basis” in accordance with Section 3 of this Agreement) at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2 hereof and prior to the Redemption Date. In the event the Company determines to require all holders of Public Warrants to exercise their Warrants on a “cashless basis” pursuant to Section 3.3.1(b), the notice of redemption will contain the information necessary to calculate the number of Ordinary Shares to be received upon exercise of the Warrants, including the “Fair Market Value” in such case. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

7. Other Provisions Relating to Rights of Holders of Warrants.

7.1. No Rights as Shareholder. A Warrant does not entitle the registered holder thereof to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

7.2. Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

7.3. Reservation of Ordinary Shares. The Company shall at all times reserve and keep available a number of its authorized but unissued Ordinary Shares that will be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

8

7.4. Registration of Ordinary Shares. The Company agrees that as soon as practicable after the Effective Date, it shall use its best efforts to file with the Securities and Exchange Commission a registration statement for the registration, under the Act, of the Ordinary Shares issuable upon exercise of the Warrants, and it shall use its best efforts to take such action as is necessary to register or qualify for sale, in those states in which the Warrants were initially offered by the Company and in those states where holders of Warrants then reside, the Ordinary Shares issuable upon exercise of the Warrants, to the extent an exemption is not available. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of this Agreement. If any such registration statement has not been declared effective by the 90th day following the Effective Date, holders of the Warrants shall have the right, during the period beginning on the 91st day after the Effective Date and ending upon such registration statement being declared effective by the Securities and Exchange Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis” as determined in accordance with Section 3.3.1(c). The Company shall provide the Warrant Agent with an opinion of counsel for the Company (which shall be an outside law firm with securities law experience) stating that (i) the exercise of the Warrants on a cashless basis in accordance with this Section 7.4 is not required to be registered under the Act and (ii) the Ordinary Shares issued upon such exercise will be freely tradable under U.S. federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Act) of the Company and, accordingly, will not be required to bear a restrictive legend. For the avoidance of any doubt, unless and until all of the Warrants have been exercised on a cashless basis, the Company shall continue to be obligated to comply with its registration obligations under the first three sentences of this Section 7.4. The provisions of this Section 7.4 may not be modified, amended, or deleted without the prior written consent of the Representatives.

8. Concerning the Warrant Agent and Other Matters.

8.1. Payment of Taxes. The Company will from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Ordinary Shares upon the exercise of Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such Ordinary Shares.

8.2. Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1. Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of the Warrant (who shall, with such notice, submit his Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

8.2.2. Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the transfer agent for the Ordinary Shares not later than the effective date of any such appointment.

8.2.3. Merger or Consolidation of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

8.3. Fees and Expenses of Warrant Agent.

8.3.1. Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and will reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

9

8.3.2. Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

8.4. Liability of Warrant Agent.

8.4.1. Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer or Chairman of the Board of Directors of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

8.4.2. Indemnity. The Warrant Agent shall be liable hereunder only for its own fraud, gross negligence, willful misconduct or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement except as a result of the Warrant Agent’s fraud, gross negligence, willful misconduct, or bad faith.

8.4.3. Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant; nor shall it be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Ordinary Shares to be issued pursuant to this Agreement or any Warrant or as to whether any Ordinary Shares will, when issued, be valid and fully paid and nonassessable.

8.5. Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all monies received by the Warrant Agent for the purchase of Ordinary Shares through the exercise of Warrants.

9. Miscellaneous Provisions.

9.1. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

9.2. Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given (i) if by email when the email is sent, (ii) if by hand or overnight delivery, when so delivered, or (iii) if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

TOYO Co., Ltd

5F, Tennoz First Tower,2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan

Attn: Cui Changyan

Email: cui@abalance.jp

with a copy (which shall not constitute notice) to:

Cooley LLP

IFC – Tower 2, Level 35, Unit 3510

10

8 Century Avenue, Pudong New Area, Shanghai 200120, China

Attn: Ruomu Li

Email: rrli@cooley.com

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given (i) if by email, when the email is sent, (ii) if by hand or overnight delivery, when so delivered, or (iii) if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attn: Compliance Department

Any notice, sent pursuant to this Warrant Agreement shall be effective, if delivered by hand, upon receipt thereof by the party to whom it is addressed, if sent by overnight courier, on the next business day of the delivery to the courier, and if sent by registered or certified mail on the third day after registration or certification thereof.

9.3. Applicable Law. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection that such exclusive jurisdiction and such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 9.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.2 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

11

9.4. Persons Having Rights under this Agreement. Nothing in this Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the parties hereto and the registered holders of the Warrants and, for the purposes of Sections 7.4, 9.4 and 9.8 hereof, the Representatives, any right, remedy, or claim under or by reason of this Warrant Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. The Representatives shall be deemed to be a third-party beneficiary of this Agreement with respect to Sections 7.4, 9.4 and 9.8 hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Warrant Agreement shall be for the sole and exclusive benefit of the parties hereto (and the Representatives with respect to the Sections 7.4, 9.4 and 9.8 hereof) and their successors and assigns and of the registered holders of the Warrants.

9.5. Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit his Warrant for inspection by it.

9.6. Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

9.7. Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

9.8. Amendments. This Agreement may be amended by the parties hereto without the consent of any registered holder for the purpose of (i) curing any ambiguity or to correct any mistake, including to conform the provisions hereof to the description of the terms of the Warrants and this Agreement set forth in the Prospectus, or curing, correcting or supplementing any defective provision contained herein, or (ii) adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders. All other modifications or amendments, including any amendment to increase the Warrant Price or shorten the Exercise Period, shall require the written consent or vote of the registered holders of at least 50% of the then outstanding Public Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2, respectively, without the consent of the registered holders. The provisions of this Section 9.8 may not be modified, amended or deleted without the prior written consent of the Representatives.

9.9. Trust Account Waiver. The Warrant Agent acknowledges and agrees that it shall not make any claims or proceed against the trust account established by SPAC in connection with the Public Offering (as more fully described in the Registration Statement) (“Trust Account”), including by way of set-off, and shall not be entitled to any funds in the Trust Account under any circumstance. In the event that the Warrant Agent has a claim against the Company under this Agreement, the Warrant Agent will pursue such claim solely against the Company and not against the property held in the Trust Account.

9.10. Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[signature page follows]

12

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

Blue World Acquisition Corporation

By:
	Name:	Shi Liang
	Title:	Chief Executive Officer

Continental Stock Transfer & Trust Company

By:
Name:
Title:

TOYO Co., Ltd

By:
Name:
Title

[Signature page to Assignment, Assumption and Amended & Restated Warrant Agreement]

EXHIBIT A

WARRANT CERTIFICATE